Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG:

BV PARENT, LLC

BV MERGER SUB, INC.

AND

BAZAARVOICE, INC.

DATED AS OF

NOVEMBER 26, 2017

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of November 26, 2017 (the “Agreement Date”) by and among BV Parent, LLC, a Delaware limited liability company (“Parent”), BV Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), and Bazaarvoice, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used but not otherwise defined in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Subsidiary shall merge with and into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (iii) subject to the terms hereof, resolved to recommend that the Company’s stockholders adopt and approve this Agreement and approve the Merger and the other Transactions, and (iv) directed that this Agreement be submitted to the holders of the Company Common Stock for their approval and adoption;

WHEREAS, (i) the managing member of Parent and the board of directors of Merger Subsidiary has approved and declared advisable this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) the board of directors of Merger Subsidiary has recommended the adoption of this Agreement by the stockholders of Merger Subsidiary, and (iii) Parent, as the sole stockholder of Merger Subsidiary, has duly adopted this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company the limited guarantee of Marlin Equity IV, L.P. and Marlin Equity V, L.P. (each, a “Guarantor”, and collectively, the “Guarantors”), dated as of the Agreement Date, in favor of the Company with respect to certain obligations of Merger Subsidiary and Parent under this Agreement (the “Guarantee”) as specified in such Guarantee; and

WHEREAS, the Company, Parent and Merger Subsidiary desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger.

(a)    Upon the terms and subject to the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), at the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

(b)    The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of DLA Piper LLP (US), 401 Congress Avenue, Suite 2500, Austin, Texas 78701, on or prior to the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

(c)    At the Closing, the Company and Merger Subsidiary shall file a certificate of merger in requisite and customary form and substance with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly submitted to be filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed to by the parties and as specified in the certificate of merger).

(d)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under the DGCL.

Section 1.2    Conversion of Shares of Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof:

(a)    except as otherwise provided in Section 1.2(b) or Section 1.4, and subject to Section 1.3, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be cancelled and cease to exist and shall be converted into the right to receive $5.50 in cash, without interest (such amount, as may be adjusted in accordance with Section 1.9 of this Agreement, the “Merger Consideration”), and any holder of such shares of Company Common Stock shall cease to have any rights with respect thereto except to receive the Merger Consideration pursuant to this Section 1.2(a);

(b)    each share of Company Common Stock held by the Company as treasury stock or owned by Parent, Merger Subsidiary, any other Subsidiary of Parent or any Company Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

(c)    each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 1.3    Surrender and Payment.

(a)    Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Payment Agent”) for the purpose of acting as the payment agent in the Merger. Promptly following the Effective Time, Parent shall deposit and make available to the Payment Agent the Merger Consideration to be paid in respect of (i) the certificates representing shares of Company Common Stock (the “Certificates”) and (ii) the uncertificated shares of Company Common Stock (the “Uncertificated Shares”) (but not any Merger Consideration in respect of any Dissenting Shares as of the Effective Time or, for the avoidance of doubt, the Company Option Merger Consideration, the Company RSU Merger Consideration or the Company Restricted Share Merger Consideration) (the “Payment Fund”). If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 1.3(b), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit (or cause to be deposited) in trust additional cash with the Payment Agent sufficient to make all payments required under this Agreement (but not any Merger Consideration in respect of any Dissenting Shares as of the Effective Time or, for the avoidance of doubt, the Company Option Merger Consideration, the Company RSU Merger Consideration or the Company Restricted Share Merger Consideration). All cash deposited with the Payment Agent shall only be used for the purposes provided in this Agreement, or as otherwise agreed by the Company and Parent before the Effective Time. Any income from investment of the Payment Fund will be payable to the Surviving Corporation. Promptly after the Effective Time (but in no event later than five (5) Business Days after the Effective Time), the Surviving Corporation shall cause the Payment Agent to send to each holder of shares of Company Common Stock at the Effective Time (other than the Company, Parent, Merger Subsidiary, any other Subsidiary of Parent, any Company Subsidiary, or holders of Dissenting Shares who have not subsequently withdrawn or lost their rights of appraisal), whether represented by Certificates or Uncertificated Shares, a letter of transmittal, in form and substance reasonably acceptable to the Surviving Corporation, and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Payment Agent) for use in the exchange of such shares for Merger Consideration pursuant to and in accordance with Section 1.3(b).

(b)    Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration pursuant to and in accordance with Section 1.3(a) shall be entitled to receive, upon (i) surrender to the Payment Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share; provided, that receipt of an “agent’s message” shall be deemed to be an express acknowledgement that the holder of such Uncertificated Shares has received and agrees to be bound by the terms of the letter of transmittal (and shall be deemed to have delivered an executed copy thereof). Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration, and any holder of such shares of Company Common Stock shall cease to have any rights with respect thereto except to receive the Merger Consideration pursuant to Section 1.2(a). No interest or dividends will be paid or accrue on any Merger Consideration payable to holders of Certificates or Uncertificated Shares.

(c)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay in advance to the Payment Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Payment Agent that such Tax has been paid or is not payable.

(d)    At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Payment Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article I.

(e)    Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 1.3(a) that remains unclaimed by the holders of shares of Company Common Stock one year after the Effective Time shall be returned to Parent, upon demand, and thereafter any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 1.3 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Payment Agent shall be liable to any holder of shares of Company

Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time (or, if earlier, immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)    Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 1.4 in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 1.4    Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement or the Proxy Statement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock canceled in accordance with Section 1.2(b)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into or represent the right to receive the Merger Consideration but instead such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist and the holder thereof shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.2(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be, in compliance with Section 1.3. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in and control all negotiations and proceedings with respect to such demands under the DGCL consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands, or agree to do any of the foregoing. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Parent.

Section 1.5    Company Equity Awards.

(a)    As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company Options, except as set forth on Schedule 1.5(a):

(i)    one hundred percent (100%) of each holder’s Vested Company Options, to the extent not exercised prior to the Effective Time, shall be canceled, with each former holder of any such canceled Vested Company Option becoming entitled to receive, at the Effective Time, in consideration of the cancellation of such Vested Company Option, a total amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6), equal to the product of: (1) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Option, multiplied by (2) the number of shares of Company Common Stock underlying such Company Option (the “Company Option Merger Consideration”);

(ii)    thirty percent (30%) (rounded up to the nearest whole share) of the total number of each holder’s Unvested Company Options which (A) are outstanding as of immediately prior to the Effective Time and (B) have an exercise price per share that is less than the Merger Consideration (the “Closing Options”), shall fully vest and become exercisable, and to the extent not exercised prior to the Effective Time, each Closing Option shall be canceled, with each former holder of any such canceled Closing Option becoming entitled to receive, at the Effective Time, in consideration of the cancellation of such Closing Option, a total amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6), equal to the Company Option Merger Consideration with respect to such Closing Option;

(iii)    each holder’s remaining Unvested Company Options which are outstanding as of immediately prior to the Effective Time (the “Remaining Options”) shall be canceled, with each former holder of any such canceled Remaining Option becoming eligible to receive, in consideration of the cancellation of such Company Option, a total amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6), to be paid in accordance with Section 1.5(a)(iv), equal to the product of: (A) the excess, if any, of the Merger Consideration over the exercise price per share of each such Remaining Option, multiplied by (B) the number of shares of Company Common Stock underlying such Remaining Option (the “Remaining Option Amount”); and

(iv)    With respect to each cancelled Remaining Option, the holder of such cancelled Remaining Option shall become vested in the Remaining Option Amount in installments on the dates that the holder would have become vested (subject to remaining employed by the Company or any Company Subsidiary, as applicable, through such date) in the Company Option pursuant to the applicable award agreement (including any applicable acceleration provisions with respect to vesting upon a termination of service), and Parent shall cause the Surviving Corporation to pay (without interest and subject to deduction for any withholding Tax as contemplated in Section 1.6) to the Covered Employee that portion of the Remaining Option Amount that has become so vested on the next regular payroll date of the Surviving Corporation following the applicable vesting date;

provided, however, that, if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled and terminated without any cash payment being made in respect thereof. If a holder of Company Options holds more than one award of Company Options that have an exercise price per share that is less than the Merger Consideration, each such award shall be divided ratably into Closing

Options and Remaining Options such that thirty percent (30%) (rounded up to the nearest whole share) of such award shall be deemed Closing Options and the remainder shall be deemed Remaining Options.

(b)    As of immediately prior to the Effective Time, conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company RSUs, except as set forth on Schedule 1.5(b):

(i)    thirty percent (30%) (rounded up to the nearest whole share) of each holder’s Unvested Company RSUs which are outstanding as of immediately prior to the Effective Time (the “Closing RSUs”) shall fully vest and become Vested Company RSUs, and each Closing RSU that is outstanding immediately prior to the Effective Time shall be canceled at the Effective Time, and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such Closing RSU a total amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6) equal to the product of (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Closing RSU (the “Company RSU Merger Consideration”); and

(ii)    each holder’s remaining Unvested Company RSUs which are outstanding as of immediately prior to the Effective Time (the “Remaining RSUs”) shall be canceled at the Effective Time, and in exchange therefor, each former holder of any such Remaining RSU shall be eligible to receive a total amount (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6) equal to the product of (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Remaining RSUs (the “Remaining RSU Amount”), to be paid in accordance with Section 1.5(b)(iii); and

(iii)    With respect to the cancelled Remaining RSUs, the holder of such cancelled Remaining RSUs shall become vested in the Remaining RSU Amount in installments on the dates that the holder would have become vested (subject to remaining employed by the Company or any Company Subsidiary, as applicable, through such date) in the Company RSU pursuant to the applicable award agreement (including any applicable acceleration provisions with respect to vesting upon a termination of service), and Parent shall cause the Surviving Corporation to pay (without interests and subject to deduction for any withholding Tax as contemplated in Section 1.6) to the Covered Employee that portion of the Remaining RSU Amount that has become so vested on the next regular payroll date of the Surviving Corporation following the applicable vesting date.

If a holder of Company RSUs holds more than one award of Company RSUs, each such award shall be divided ratably into Closing RSUs and Remaining RSUs such that thirty percent (30%) (rounded up to the nearest share) of such award shall be deemed Closing RSUs and the remainder shall be deemed Remaining RSUs.

(c)    As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company Restricted Shares, all unvested Company Restricted Shares which are outstanding as of immediately prior to the Effective Time (the “Closing Restricted Shares”) shall be cancelled and cease to exist, and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such unvested Closing Restricted Shares a total amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated by Section 1.6) equal to the product of (A) the Merger Consideration, multiplied by (B) the number of unvested Closing Restricted Shares (the “Company Restricted Share Merger Consideration”).

(d)    The Company Board (or, if appropriate, any committee thereof administering the Stock Plans) and the Company, as applicable, shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 1.5, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of a Stock Plan as may be necessary; provided, however, that such actions shall not include the obligation to seek any consent, acknowledgment, representation, covenant or release from any holder of any Company Equity Award that is not otherwise required by any such Stock Plan or Company ESPP.

(e)    Parent shall cause the Surviving Corporation to pay the Company Option Merger Consideration, Company RSU Merger Consideration and Company Restricted Share Merger Consideration, without interest thereon, at the Effective Time or as soon as practicable thereafter (but in no event later than the later of (i) five (5) Business Days and (ii) the first regular payroll date of the Surviving Corporation, in each case, after the Effective Time.

(f)    Promptly following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions to provide that, with respect to any outstanding Offering Period(s) (as such term is defined in the Company ESPP) under the Company ESPP as of the Agreement Date, (i) no participant in the Company ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on the Agreement Date for such Offering Period(s) and no new participants may participate in the ESPP; (ii) following the purchase of Company Common Stock pursuant to any Offering Period(s) that end prior to the Effective Time, no new Offering Period shall be commenced under the Company ESPP prior to the Effective Time; (iii) all participation in and purchases under the ESPP shall be suspended effective as of the earlier of (A) the payroll period ending immediately prior to the Effective Time and (B) ten (10) Business Days prior to the Effective Time (the “ESPP Suspension Date”), such that any Offering Period(s) under the Company ESPP that do not end prior to the Effective Time shall terminate and a Purchase Date (as such term is defined in the Company ESPP) shall occur under the Company ESPP immediately on the ESPP Suspension Date with respect to such Offering Period(s); and (iv) immediately prior to, and subject to the occurrence of the Effective Time, the Company ESPP shall terminate. Any cash remaining in the ESPP after purchases occurring on the ESPP Suspension Date shall be refunded to ESPP participants promptly following the ESPP Suspension Date.

Section 1.6    Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Company, Payment Agent, Surviving Corporation, Parent and their respective Affiliates shall be entitled to deduct and withhold from the consideration payable to any Person pursuant to this Agreement any amounts as it is required to deduct and withhold under any provision of U.S. federal, state, local or non-U.S. Tax Law with respect to the making of such payment or the vesting, waiver of restrictions, exercises of Company Options or other actions contemplated by this Agreement. Any amounts so withheld and remitted to the applicable Governmental Authority shall be treated for all purposes of this Agreement (as applicable) as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.

Section 1.7    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Payment Agent) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the delivery by such Person of a written indemnity agreement in form and substance reasonably acceptable to Parent and which indemnity shall not require the posting by such Person of a bond, the Payment Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article I.

Section 1.8    Further Action. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Subsidiary and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Subsidiary, in the name of the Company and otherwise) to take and shall take all such necessary and lawful action.

Section 1.9    Adjustments to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Company Common Stock occurring on or after the Agreement Date and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and shall, as so adjusted from and after the date of such event, be the Merger Consideration; provided, however, that nothing in this Section 1.9 shall be construed to permit the Company to take any action with respect to the Company Common Stock that is prohibited by the terms of this Agreement, including Section 5.2.

ARTICLE II

THE SURVIVING CORPORATION

Section 2.1    Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit B hereto, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such Certificate of Incorporation.

Section 2.2    Bylaws. The parties hereto shall take all actions necessary so that the Bylaws of the Surviving Corporation shall be automatically amended and restated in their entirety to be identical to the bylaws of Merger Subsidiary as in effect immediately prior to the

Effective Time, except that all references to the name of Merger Subsidiary shall be modified to refer to the name of the Surviving Corporation, and, as so amended, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such Bylaws.

Section 2.3    Directors and Officers.

(a)    Except as otherwise directed by the Parent, each of the parties hereto shall take all necessary action to cause the directors of Merger Subsidiary immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

(b)    Except as otherwise directed by the Parent, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation, retirement or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) any Company SEC Report filed at least two (2) Business Days prior to the Agreement Date (without giving effect to any amendment to any such Company SEC Report filed on or after the date that is two (2) Business Days prior to the Agreement Date), excluding in each case any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative or Qualitative Disclosures About Market Risk” and any other disclosures contained therein (or in the like-named sections) to the extent they are predictive, cautionary or forward-looking in nature (provided, that the Company SEC Reports shall in no event qualify the representations and warranties set forth in Section 3.2, Section 3.3, and Section 3.10) or (b) the Company Disclosure Schedules (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular Section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular Section is reasonably apparent on its face to inform Parent of the information required to be disclosed in respect of such other sections) delivered by the Company to Parent on the Agreement Date (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Merger Subsidiary and Parent as follows:

Section 3.1    Organization. Each of the Company and the Subsidiaries of the Company (the “Company Subsidiaries”) is a corporation, limited liability company, limited partnership or other legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United

States), except, solely with respect to the Company Subsidiaries, where the failure to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses permits, authorizations, certificates, variances, exemptions, registrations, clearances and approvals (including in respect of the Company Branches) (the “Company Permits”) necessary to enable it to own, operate and lease its properties and assets and to carry on its business as now conducted, except for such Company Permits, the lack of which, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. The Company Permits are valid, in full force and effect, except for any failures to be in full force and effect that, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of the Company Subsidiaries is in compliance with the terms of the Company Permits in all material respects, except for any failures to be in compliance that, individually or in the aggregate, has not had or would not reasonably expected to have a Company Material Adverse Effect. The copies of (a) the certificate of incorporation of the Company as of the Agreement Date, which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2017, as amended by Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with SEC on November 9, 2017, and (b) the bylaws of the Company, which is incorporated by reference as an exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2017, as amended by Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with SEC on November 9, 2017 (together, the “Company Charter Documents”), are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date and the Company is not in material violation of any of the provisions of the Company Charter Documents.

Section 3.2    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of the close of business on November 24, 2017 (the “Capitalization Date”): (A) 86,266,350 shares of Company Common Stock were issued and 86,066,350 shares of Company Common Stock were outstanding, inclusive of 128,125 unvested Company Restricted Shares; (B) no shares of Company Preferred Stock were issued or outstanding; (C) 200,000 shares of Company Common Stock were held by the Company in its treasury; (D) there were outstanding Company Options to purchase 5,945,318 shares of Company Common Stock; (E) 8,196,523 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs (assuming all applicable performance conditions with respect to performance-based Company RSUs are satisfied at maximum performance); (F) 7,817,442 shares of Company Common Stock were reserved for the future grant of Company Equity Awards under the Stock Plans (excluding shares reserved for issuance upon exercise of the Company Options or settlement of the Company RSUs and shares reserved for future issuance under the Company ESPP); and (G) 3,406,053 shares of Company

Common Stock were reserved for the future issuance under the Company ESPP. Such issued and outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Stock Plan, the Company ESPP or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, or in the case of shares that have not yet been issued, will be, fully paid and nonassessable and not subject to or issued in violation of any preemptive rights, purchase option, call option, right of first refusal or offer, subscription right or similar right under the DGCL, the Company Charter Documents or any agreement to which the Company is a party or is otherwise bound. There are no outstanding contractual obligations, or, to the Company’s Knowledge, any other obligations, of the Company or any Company Subsidiary of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company or any Company Subsidiary. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Equity Awards, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Neither the Company nor any Company Subsidiary is a party to or bound by any agreement with respect to the voting (including proxies) or sale or transfer of any Company securities or securities of any wholly owned Company Subsidiary. Section 3.2(a) of the Company Disclosure Schedules sets forth a list of each Company Equity Award as of the Capitalization Date, and with respect to each such Company Equity Award, whether it is a Company Option, Company RSU or Company Restricted Share, the identity of the holder of such Company Equity Award, the date on which each such Company Equity Award was granted, the number of shares of Company Common Stock subject to such Company Equity Award, the expiration date of such Company Option and the price at which such Company Option may be exercised (if any) under an applicable Stock Plan, the vested or unvested status of each of such Company Equity Award and if unvested, whether vesting is subject to performance conditions. All shares of Company Common Stock issuable upon exercise of Company Options and Company RSUs have been duly reserved for issuance by the Company. There are no accrued and unpaid dividends with respect to the shares of Company Common Stock. Except as set forth in Section 3.2(a) of the Company Disclosure Schedules, since the Capitalization Date through the date of this Agreement, other than in connection with the vesting, settlement or exercise of Company Options, Company Restricted Shares or Company RSUs, neither the Company nor any of the Company Subsidiaries has issued, awarded, granted, committed in writing to grant or, to the Company’s Knowledge, otherwise obligated to grant, any Company Equity Awards.

(b)    Except as set forth in Section 3.2(a) of this Agreement and Section 3.2(a) of the Company Disclosure Schedules, as of the Capitalization Date, (i) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind, including any type of equity-based compensation, to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver, exchange, transfer or sell, or cause to be issued, delivered exchanged, transferred or sold, additional shares of capital stock or other voting securities of the Company or of any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except to the extent arising pursuant to applicable state takeover or similar Laws, there are no registration rights, and there is no rights agreement, “poison pill,” anti-takeover plan, shareholder agreement or other similar agreement to which the Company or any of the Company Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company or the Company Subsidiaries.

(c)    Except as set forth on Section 3.2(c) of the Company Disclosure Schedules, there are no outstanding material bonds, debentures, notes or other material Indebtedness of the Company or any Company Subsidiary.

Section 3.3    Authorization; No Conflict.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other Transactions are within the Company’s corporate powers and, subject to the adoption of this Agreement by the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Stockholder Approval”), have been duly authorized by all necessary corporate action on the part of the Company. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s or any of the Company Subsidiaries’ Equity Interests necessary to approve and adopt this Agreement and consummate the Merger and the other Transactions. Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)    At a meeting duly called and held, the Company Board has (i) determined that this Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement (including the “agreement of merger,” as such term is used in Section 251 of the DGCL, contained herein) and the Transactions, including the Merger, (iii) resolved, subject to Section 5.3, to recommend that the holders of Company Common Stock adopt this Agreement and approve the Merger (such recommendation, the “Company Board Recommendation”), and (iv) directed that this Agreement be submitted to the holders of the Company Common Stock for their approval and adoption.

(c)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and competition, merger control, antitrust or similar applicable Law of any jurisdiction outside of the United States (“Foreign Antitrust Laws”), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws, including the filing with the SEC of the Proxy Statement, (iv) compliance with any applicable rules of Nasdaq, and (v) any additional actions or filings, except those that the failure of which to make or obtain would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole).

(d)    The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter Documents or the charter, bylaws or other organizational documents of any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.3(c), contravene, conflict with or result in a material violation or material breach of any provision of any applicable Law, or Company Permit, (iii) conflict with, require any consent, waiver or other action by any Person under, constitute a default, or violation or breach of, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration, penalty payment, imposition of any Lien (other than a Permitted Lien) or the loss of any material benefit to which the Company or any of the Company Subsidiaries is entitled under, any Company Material Contract, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.4    Subsidiaries.

(a)    Section 3.4(a) of the Company Disclosure Schedules sets forth a complete and correct list of each Company Subsidiary and for each Company Subsidiary: (i) its name; (ii) its registered number; (iii) the number and type of its outstanding equity securities and a list of the holders thereof (identifying the number or percentage of such equity securities it holds); (iv) its jurisdiction of incorporation or organization; and (v) in the case of any Company Subsidiary that has established a branch in another jurisdiction (each such branch, a “Company Branch”): (A) the registered number of the relevant Company Branch and (B) the jurisdiction in which the relevant Company Branch is registered.

(b)    All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests (and all rights attaching thereto) are owned by the Company or by a Company Subsidiary free and clear of any Liens (other than Permitted Liens) and are not subject to or issued in violation of any preemptive rights, purchase option, call option, right of first refusal or offer, subscription right or similar right, or limitations or agreements or understandings on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other Equity Interests of, or other ownership interests in, any Company Subsidiary and there are no rights or other agreements or commitments to any Person of any character relating to the rights attaching to any such capital stock or other Equity Interest (including dividend rights). Other than the Company Subsidiaries, the Company does not own, beneficially or of record, directly or indirectly, any capital stock and/or other ownership interest in any Person, other than securities held for investment by the Company or any Company Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Person.

(c)    No insolvency or similar Legal Proceedings (including any bankruptcy or winding up proceedings) have been, or have been threatened in writing to be, opened in respect of any Company Subsidiary and/or any assets of any Company Subsidiary, and to the Company’s Knowledge, there are no circumstances that would require or justify the opening of or application for such Legal Proceedings. No Company Subsidiary has entered into any arrangement or otherwise, either with or for the benefit of its creditors, and no such arrangement contemplated is currently contemplated.

(d)    The Company has made available to the Parent complete and accurate copies of the charter, bylaws or other organizational documents (in each case, including all amendments thereto) of each Company Subsidiary.

Section 3.5    SEC Reports and Financial Statements.

(a)    The Company has timely filed or furnished with the SEC all Company SEC Reports required to be filed or furnished by the Company with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the Company SEC Reports complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading in any material respect; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. The certifications and statements required by Rule 13a-14 of the Exchange Act, and Section 906 of the Sarbanes-Oxley Act relating to the Company SEC Reports, were accurate and complete, and complied as to form and content with all applicable Laws as of the respective dates of such filings (or, if amended or superseded by a filing prior to the date hereof, then on the dates of such filings). Except for comments of the SEC as are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the Company SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental Authority that such Company SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Company’s Knowledge, there is not, any investigation or review being conducted by the SEC or any other Governmental Authority of any Company SEC Reports (including the financial statements included therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff with respect to the Company or the Company SEC Reports.

(b)    The consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows (including, in each case, any related notes and schedules thereto) of the Company contained in the Company SEC Reports, as of their respective dates of filing with the SEC (or, if such Company SEC Reports were amended prior to the Agreement Date, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise indicated on the notes thereto) and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments). There are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K and there are no obligations to enter into any such arrangements. For purposes of this Agreement, “Company Balance Sheet” means that consolidated balance sheet of the Company and its consolidated Subsidiaries as of July 31, 2017, set forth in the Company’s Quarterly Report on Form 10-Q for the period ended July 31, 2017 filed with the SEC, and the “Company Balance Sheet Date” means July 31, 2017.

(c)    The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient in all material respects to provide reasonable assurances (i) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2017, and such assessment concluded that such controls were effective and did not identify any material weakness in the design or operation of internal controls (nor has any such material weakness been identified between April 30, 2017 and the Agreement Date). To the Company’s Knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)    The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Based on its most recent evaluation of the Company’s internal and disclosure controls and procedures, the Company has disclosed, to the extent required by applicable Law, in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, and to the Company’s auditors and the audit committee of the Company Board, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)    All accounts, books and ledgers relating to the Company or the Company Subsidiaries have been properly and accurately kept in accordance with the Company’s and the Company Subsidiaries’ respective accounting practices and applicable Law in all material respects, are complete and contain the true and accurate records of all information required to be recorded therein in all material respects, contain or reflect no material inaccuracies or discrepancies of any kind therein, and have recorded therein the results of operations and the assets and liability of the Company and each of the Company Subsidiaries required to be reflected under GAAP and other legal and accounting requirements applicable to the Company or such Company Subsidiary. Since May 1, 2015 and except as described in the Company’s SEC Reports, to the Company’s Knowledge, it has not received or otherwise had any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

Section 3.6    Absence of Material Adverse Changes, etc.; Undisclosed Liabilities.

(a)    Except as set forth in Section 3.6(a) of the Company Disclosure Schedules, since the Company Balance Sheet Date through the Agreement Date, except for actions expressly contemplated by this Agreement, (i) the Company and the Company Subsidiaries have conducted their business in all material respects in the ordinary course of business and (ii) none of the Company or any of the Company Subsidiaries has taken any action that would have required the consent of the Parent under Section 5.2(b) (other than clause (xiv) thereof) had such action or event occurred during the Interim Period.

(b)    Neither the Company nor any of the Company Subsidiaries has, or is subject to, any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except (i) as expressly disclosed in the Company Balance Sheet, (ii) for liabilities incurred in the ordinary course of business since the Company Balance Sheet Date that, otherwise, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect and (iii) for liabilities required to be incurred in connection with the entry into this Agreement and the consummation of the Transactions.

(c)    Since the Company Balance Sheet Date through the Agreement Date, there has not been or occurred any event, condition, change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7    Litigation. There are no Legal Proceedings (excluding investigations of which the Company has no Knowledge) pending or, to the Knowledge of the Company, threatened, to which the Company or any of the Company Subsidiaries, or any of their properties, assets or rights, or any of their directors or officers, is a party or subject to that, individually or in the aggregate, has had or would reasonably be expected to (i) result in losses, damages or other costs to the Company and the Company Subsidiaries in excess of $250,000 or (ii) have a Company Material Adverse Effect. There are no Orders outstanding against the Company or any of the Company Subsidiaries that, individually or in the aggregate, are or would reasonably be likely to be material to the Company and the Company Subsidiaries (taken as a whole). As of the date hereof, there is no Legal Proceeding (excluding routine investigations) to which the Company or any Company Subsidiary is a party pending or, to the Company’s Knowledge, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions.

Section 3.8    Broker’s or Finder’s Fees. Except for GCA Advisors, LLC or its Affiliate (the “Company Financial Advisor”), no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.

Section 3.9    Employee Plans.

(a)    The Company has delivered or made available to Parent a complete and accurate list as of the Agreement Date of each material Company Plan as of the Agreement Date.

(b)    With respect to each material Company Plan, the Company has made available to Parent a true, correct and complete copy of, as applicable: (i) each written Company Plan and all amendments thereto, if any, or if unwritten, a written summary of such Company Plan; (ii) the current summary plan description of each Company Employee Benefit Plan and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; (iii) the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service or other Governmental Authority, if any; (iv) all material notices given to such Company Employee Benefit Plan, the Company, or any Company ERISA Affiliate by the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Authority, and (v) any material associated documentation, reports or communications, including without limitation, the most recent actuarial valuation for any pension scheme, as applicable.

(c)    Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (“Qualified Company Employee Benefit Plan”) has been the subject of a favorable determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service that has not been revoked (or if not determined to be so qualified, such Company Employee Benefit Plan may still be amended within the remedial amendment period to cure any qualification defect to the extent permitted by Law), and to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Company Employee Benefit Plan in any material respect or result in the imposition of any material liability, penalty or tax under ERISA or the Code. The Company ESPP complies with Section 423 of the Code, except for failures to comply which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company, its Company Subsidiaries or any of their respective Company ERISA Affiliates has (i) engaged in any transaction described in Section 4069, 4204 or 4212 of ERISA or (ii) ever maintained, contributed to, or been required to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA, or a plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 or 4971 of the Code.

(d)    Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Employee Benefit Plan has been established, maintained and administered in accordance with its provisions and in compliance with all applicable provisions of ERISA, the Code and all applicable Laws; (ii) all payments and contributions required to be made under the terms of any Company Employee Benefit Plan have been made or the amount of such payment or contribution obligation has been reflected in the Company Balance Sheet; and (iii) no disputed claims for benefits or Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing in connection with any Company Employee Benefit Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Employee Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if it is intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if it is intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(e)    Other than with respect to Company Equity Awards (as provided therein), neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of the Company Subsidiaries, or result in any limitation on the right of the Company or any of the Company Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. No Company Plan provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

Section 3.10    Opinion of Financial Advisor. The Board has received from the Company Financial Advisor an opinion to the effect that, as of the date of such opinion and subject to the factors, qualifications, considerations, assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Subsidiary and their Affiliates) (the “Fairness Opinion”).

Section 3.11    Taxes.

(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has timely filed (taking into account applicable extensions of time in which to file) all Tax Returns required to be filed by it in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct. The Company and each Company Subsidiary has timely paid all material Taxes, including installment and estimated Taxes (whether or not shown as due on any Tax Return) that are due and payable or otherwise subject to collection action by a Governmental Authority. The Company and each Company Subsidiary has made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due.

(b)    All material Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect have been duly withheld and collected and have been timely paid to the appropriate Governmental Authority. The Company and each Company Subsidiary has complied in all material respects with all information reporting and withholding requirements in connection with amounts paid or owing to any employee, independent contractor or other third party.

(c)    There is no claim, audit, action, suit, collection, or other administrative or judicial proceeding currently pending or, to the Knowledge of the Company, proposed or threatened against or with respect to the Company or any Company Subsidiary in respect of any material Taxes or Tax Return. Since May 1, 2013, neither the Company nor any Company Subsidiary has been the subject of an audit by any Governmental Authority, and no change or adjustment has been required in connection with any such audit. There are no closing agreements or similar arrangements with any taxing authority with regard to the determination of the Tax liability of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any extension or waiver of the statute of limitations period, or of the time for assessment or collection, applicable to any material Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired. Since May 1, 2013, no claim has been made in writing by any Governmental Authority in any jurisdiction where the Company or any Company does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation in such jurisdiction.

(d)    Neither the Company nor any Company Subsidiary (i) has been a party to a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of U.S. state, local or non-U.S. law), or (ii) taken any reporting position on a Tax Return, which reporting position (A) if not sustained, would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of U.S. federal income Tax under Section 6662 of the Code (or any similar provision of U.S. state, local, or non-U.S. Tax Law), and (B) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of U.S. state, local, or non-U.S. Tax Law).

(e)    Since May 1, 2013, neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(f)    Neither the Company nor any Company Subsidiary is a party to (i) any Tax sharing agreement, Tax indemnity obligation or similar agreement (other than Contracts entered into in the ordinary course of business, a principal purpose of which is unrelated to Taxes), or (ii) any other arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority). Neither the Company nor any Company Subsidiary has granted any Person any power of attorney with respect to any Tax matter that continues in force after the Closing.

(g)    Other than Permitted Liens, there are no material Liens for Taxes on any of the assets of the Company or any Company Subsidiary.

(h)    The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during any portion of the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(i)    Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period that ends after the Closing Date as a result of any change in accounting method, installment sale, open transaction or intercompany transaction that occurred prior to the Closing Date, the execution of any closing agreement as described in Section 7121 of the Code (or any similar or analogous agreement with any taxing authority), prepaid amount received before the Closing Date or otherwise.

(j)    Neither the Company nor any Company Subsidiary is or has been a member of an affiliated, consolidated, combined, unitary or similar tax group, other than a group of which the Company is the common parent. Neither the Company nor any Company Subsidiary has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such Person.

Section 3.12    Compliance with Laws.

(a)    The Company and each of the Company Subsidiaries is, and since May 1, 2015 has been, in compliance with, and is not in violation of, any applicable Law (other than Orders) with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of the Company Subsidiaries is, and since May 1, 2014 has been, in compliance with, and is not in violation of, any applicable Orders with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations that, individually or in that aggregate, are not or would not reasonably be likely to be material to the Company and the Company Subsidiaries (taken as a whole). To the

Company’s Knowledge, no investigation by any Governmental Authority with respect to the Company or any Company Subsidiary and violation of any such Law is existing or pending, nor has any Governmental Authority indicated in writing to the Company or any Company Subsidiary an intention to conduct any such investigation, except for such investigations the outcomes of which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)    The information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference in the letter to stockholders, notice of meeting, proxy statement and form of proxy to be filed with the SEC and sent to the stockholders of the Company in connection with the Stockholders Meeting (as amended or supplemented from time to time and including any annex, schedule, exhibit or document incorporated by reference therein, the “Proxy Statement”) will, at the time the Proxy Statement, or any amendment or supplement thereto, is filed with the SEC, at any time such document is amended or supplemented or at the time the Proxy Statement is first sent or given to the Company’s stockholders and at the time of the Stockholders Meeting, as applicable, comply in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement, at the time the Proxy Statement, or any amendment or supplement thereto, is filed with the SEC, at the time such document is first sent or given to the Company’s stockholders or at the time of the Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 3.12(c) shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 3.13    Intellectual Property.

(a)    Set forth in Section 3.13(a) of the Company Disclosure Schedules is a complete and accurate list of all Company Intellectual Property that is Registered Intellectual Property as of the Agreement Date that has not otherwise lapsed, been abandoned, expired or been cancelled (“Company Registered Intellectual Property”).

(b)    To the Knowledge of the Company, the Company and Company Subsidiaries collectively own, license, sublicense or otherwise possess all Intellectual Property Rights used or held for use by the Company and Company Subsidiaries in the conduct of the businesses of the Company or any of the Company Subsidiaries that are material to the conduct thereof.

(c)    To the Company’s Knowledge, each item of Company Registered Intellectual Property (other than applications for Company Registered Intellectual Property) is subsisting (or in the case of applications, applied for), and with respect to Company Registered Intellectual Property issued by an applicable Governmental Authority valid and enforceable, except as would not be material to the Company and the Company Subsidiaries (taken as a whole). All material Company Intellectual Property is free and clear of all Liens other than Permitted Liens and nonexclusive licenses granted in the ordinary course of business.

(d)    Each employee and independent contractor of the Company and Company Subsidiaries who is involved in the development of Company Intellectual Property that is material to the conduct of the business of the Company or any of the Company Subsidiaries did so (i) within the scope of his or her employment or engagement such that, subject to and in accordance with applicable Law, all Intellectual Property Rights arising therefrom became the property of the Company or such Company Subsidiary or (ii) pursuant to one or more written agreements with provisions relating to the protection of the Company’s or any Company Subsidiary’s confidential information and assigning ownership to the Company or any Company Subsidiary, as applicable, of all Intellectual Property Rights developed for the Company or any Company Subsidiary within the scope of the individual’s employment or independent contractor relationship with the Company or Company Subsidiary, as applicable, except in each case where the failure to do so would not be material to the Company and the Company Subsidiaries (taken as a whole). No such employee or independent contractor has asserted or threatened in writing a claim against the Company or any Company Subsidiary with respect to the ownership or assignment of any such Intellectual Property Rights, and, to the Knowledge of the Company, no such employee or independent contractor has a valid claim against the Company or any Company Subsidiary with respect to the ownership or assignment of any such Intellectual Property Rights. Neither the Company nor any Company Subsidiary has granted to any Person a joint ownership interest of, or has granted or permitted any Person to retain, any exclusive rights that remain in effect in, any Company Intellectual Property that is material to the conduct of the businesses of the Company or any of the Company Subsidiaries. The representations of this Section 3.13(d) with respect to ownership and assignment of Intellectual Property Rights do not apply to any moral rights or other non-assignable rights.

(e)    To the Knowledge of the Company, the Company’s and Company Subsidiaries’ conduct of each of their respective businesses as currently conducted do not infringe, violate, or misappropriate the Intellectual Property Rights of any third party, except as would not be material to the Company and the Company Subsidiaries (taken as a whole). No Legal Proceeding has been filed against the Company or any Company Subsidiary by any third party, nor has the Company or any Company Subsidiary received any written claim or notice from any third party between May 1, 2014 and the Agreement Date in which it is alleged that any Company Product or the conduct of the businesses by the Company or any of the Company Subsidiaries infringes or misappropriates the Intellectual Property Rights of any third party, that, if true, would be material to the Company and the Company Subsidiaries (taken as a whole). Except as would not be material to the Company and the Company Subsidiaries (taken as a whole), between May 1, 2014 and the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written claim or notice from any Person (other than a Governmental Authority, including the US PTO and other intellectual property offices) advising that such Person is challenging or threatening to challenge the ownership, use, validity or enforceability of any Company Intellectual Property.

(f)    To the Company’s Knowledge, no Person is misappropriating, infringing, diluting or violating any Company Intellectual Property in any material respect.

(g)    The Company and each of the Company Subsidiaries have acted in a reasonable and prudent manner with respect to the protection and preservation of the confidentiality of the Trade Secrets that are Company Intellectual Property, and to the Knowledge of the Company, there is no material unauthorized use, disclosure or misappropriation by any Person of any such Trade Secrets that are Company Intellectual Property. In connection with the Company’s and the Company Subsidiaries’ license grants to third parties of any licenses to use any Source Code to any material Software for any Company Product for which the Company and the Company Subsidiaries have determined to maintain as a Trade Secret, such arrangements contain customary contractual protections designed to appropriately limit the rights of such third party licensees and preserve the Company’s rights to the Trade Secrets embodied by such Source Code. No Software owned by the Company or any Company Subsidiary that is material to the conduct of the business of the Company or any of the Company Subsidiaries or Company Product has been or is being distributed, in whole or in part, or was used, or is being used, in each case by the Company or Company Subsidiary, in conjunction with any Public Software in a manner which would require that, pursuant to the terms of the corresponding Public Software License, such software owned by the Company or Company Subsidiary (excluding the original Public Software) or modification thereto be disclosed or distributed in Source Code form, made available at no charge or otherwise licensed to third parties, except as would not be material to the Company and the Company Subsidiaries (taken as a whole).

(h)    Except for failures to comply or violations that, individually or in the aggregate, have not had, and would not reasonably be expected to be material to the Company and the Company Subsidiaries (taken as a whole), the Company and Company Subsidiaries have complied in all material respects with all Laws, contractual obligations and internal and public privacy policies of the Company and the Company Subsidiaries applicable to the Company or Company Subsidiaries and related to the privacy of, and the collection, storage, use, disclosure, transfer and protection of, personally identifiable information. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries (taken as a whole), the Company and the Company Subsidiaries have obtained sufficient rights to collect, distribute and use all third-party data used or held for use in the conduct of the businesses of the Company or any of the Company Subsidiaries. Except as would not be material to the Company and the Company Subsidiaries (taken as a whole), from May 1, 2014 through the date of this Agreement, the Company and Company Subsidiaries have not: (A) received any written notice asserting any violation by the Company or any Company Subsidiaries of any such Law, contractual obligation or privacy policies; or (B) to the Company’s Knowledge, experienced a material data breach involving a third party obtaining unauthorized access to any such personally identified information or confidential customer data from the Company and Company Subsidiaries or their IT Systems.

(i)    To the Company’s Knowledge, the IT Systems of the Company and Company Subsidiaries are adequate, in all material respects, for the operation of the business of the Company and the Company Subsidiaries as currently conducted. The Company and Company Subsidiaries have taken steps to provide for the back-up and recovery of material data and have disaster recovery plans and procedures.

Section 3.14    Employment Matters. Neither the Company nor any Company Subsidiary is a party to or otherwise bound by or subject to, any collective bargaining agreement, Contract or other agreement or understanding with a labor union, labor organization, trade union, works council, European works council or other body representing employees of the Company or any of the Company Subsidiaries or similar organized employee representative, nor is any such Contract or agreement presently being negotiated, nor, to the Knowledge of the Company, is there a representation campaign respecting any of the employees of the Company or any of the Company Subsidiaries. As of the Agreement Date, there is no pending or, to the Knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Company Subsidiaries: (i) is in compliance with all applicable Laws, industrial instruments (including modern awards), national collective bargaining agreements, rules and practices respecting hiring (including work permits and visas), employment, individual and collective termination of employment, employment practices (including work health and safety), terms and conditions of employment and wages and hours; (ii) is in compliance with all applicable Laws relating to the relations between it and any labor union, trade union, works council, European works council or other body representing employees of the Company or any of the Company Subsidiaries; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, workers’ compensation, superannuation, social security or other benefits or obligations for employees of the Company or any of the Company Subsidiaries (other than routine payments to be made in the ordinary course of business). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, individuals who render services to the Company or any Company Subsidiary who are classified by the Company or Company Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status (including workers or agency workers) for any purpose (including for purposes of taxation and tax reporting and under Company Employee Benefit Plans) are properly so characterized.

Section 3.15    Insurance. Section 3.15 of the Company Disclosure Schedules sets forth an accurate list of the insurance policies currently maintained by or for the benefit of the Company or any of the Company Subsidiaries (collectively, the “Insurance Policies”), including in respect of each such Insurance Policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium or collateral. Such Insurance Policies (i) are in full force and effect on the Agreement Date, and (ii) provide coverage against such risks and in such amounts customary for companies of similar size, in their geographic regions and in the respective business in which the Company and each of the Company Subsidiaries operate. There are currently no claims pending against any of the Company or the Company Subsidiaries to which coverage under any of the Insurance Policies has been questioned (not including a customary reservation of rights), denied or disputed by the underwriters of such Insurance Policy. The limits of the Insurance Policies have not been materially eroded, the aggregate limits have not been exhausted and there are no gaps in historical limits. All premiums due and payable with respect to such Insurance Policies have been paid to date, and the Company and the Company Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such Insurance Policies. Neither the Company nor any of the Company Subsidiaries have received written notice of cancelation or early termination of any Insurance Policy.

Section 3.16    Material Contracts.

(a)    Except for this Agreement or as set forth in Section 3.16 of the Company Disclosure Schedules, none of the Company or any of the Company Subsidiaries is a party to, nor are they or their respective properties or assets bound by, any Contract (each, a “Company Material Contract”):

(i)    that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii);

(ii)    any Contract that constitutes a Company Affiliate Transaction (other than Contracts with respect to compensation of employees of the Company and Contracts with respect to indemnification of directors and officers of the Company entered into on forms made available to Parent);

(iii)    (A) pursuant to which the Company or any Company Subsidiary spent, in the aggregate, more than $1,000,000 with respect to any such agreement or Contract during the fiscal year ended April 30, 2017 or (B) with any of the Top Suppliers;

(iv)    (A) that generated more than $1,000,000 in revenues for the Company or any Company Subsidiary in the fiscal year ended April 30, 2017, (B) is reasonably expected to generate more than $1,000,000 in revenues for the Company or any Company Subsidiary in the current fiscal year or (C) with any of the Top Customers;

(v)    for the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case, either (A) entered into since May 1, 2015 and involving amounts in excess of $1,000,000, or (B) to the extent still in force, with respect to which the Company or any Company Subsidiary has material continuing obligations;

(vi)    that relates to the creation, incurrence, assumption or guarantee of Indebtedness in excess of $500,000 (individually or in the aggregate);

(vii)    pursuant to which the Company or any Company Subsidiary obtains or grants (other than in the ordinary course of business) any licenses or other rights with respect to material Company Intellectual Property or with respect to material Intellectual Property Rights used in the conduct of the business of the Company or any Company Subsidiary (other than licenses for commercially available Software) (each such Contract, a “Material Company Intellectual Property Contract”);

(viii)    pursuant to which the Company or any Company Subsidiary, as applicable, has agreed to provide any third party with access to Source Code for any Software owned or licensed by the Company or any Company Subsidiary, or to provide for such Source Code to be put in escrow or a similar arrangement, or otherwise grants a license to such Source Code, for the benefit of a third party (including upon the occurrence of specified events);

(ix)    that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business or assets of the Company and the Company Subsidiaries, taken as whole;

(x)    with respect to a Company Lease;

(xi)    relating to any resolution or settlement of any actual or threatened Legal Proceeding involving the Company or any Company Subsidiary that (A) imposes material continuing obligations upon the Company or any Company Subsidiary or (B) that has had or would reasonably be expected to result in losses, damages or other costs to the Company and the Company Subsidiaries in excess of $250,000 individually or, to the extent that multiple resolutions or settlements relate to the same Legal Proceeding, in the aggregate with respect to all such resolutions or settlements;

(xii)    that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any material property or asset of the Company or any Company Subsidiary;

(xiii)    that relates to a partnership, joint venture or similar arrangement that is material to the Company and the Company Subsidiaries, taken as whole;

(xiv)    that contains a grant of exclusivity or “most favored nation” terms by the Company or any Company Subsidiaries to any Person;

(xv)    that relates to, arises out of, or was entered into in connection with, any Order binding upon the Company or any Company Subsidiary; and

(xvi)    that purports to materially limit or otherwise materially restrict the ability of the Company or the Company Subsidiaries to compete or freely engage in any business or geographic area or acquire any other Person anywhere in the world.

(b)    The Company has made available to Parent a complete and accurate copy of each Company Material Contract, including each amendment thereto. Each of the Company Material Contracts is in full force and effect, and represents a valid and binding obligation of the Company or a Company Subsidiary, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in Law or equity). Neither the Company nor any Company Subsidiary is in breach of or default under any Company Material Contract (other than the Company Material Contracts set forth in Section 3.16(c) of the Company Disclosure Schedules), nor, to the Company’s Knowledge, is any other party to such Company Material Contract, excluding, however, any breaches or defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)    Neither the Company nor any Company Subsidiary is in breach of or default under any Company Material Contract set forth in Section 3.16(c) of the Company Disclosure Schedules, nor, to the Company’s Knowledge, is any other party to such Company Material Contract, excluding, however, any breaches or defaults which would not, individually or in that aggregate, be material to the Company and the Company Subsidiaries (taken as a whole).

Section 3.17    Real Property; Personal Property.

(a)    Neither the Company nor any Company Subsidiary owns any real property.

(b)    Section 3.17(b) of the Company Disclosure Schedules sets forth a complete and accurate list of all of the Leased Real Property, including the street address, leased by the Company or any of the Company Subsidiaries. The Company has delivered or made available to Parent a complete and accurate copy of all of the leases, subleases, licenses or other Contracts with respect to the use and occupancy for each parcel of Leased Real Property, together with all amendments, modifications and supplements thereto and assignments and subleases thereof (collectively, the “Company Leases”). The Company and the Company Subsidiaries, as applicable, have a leasehold interest in all Leased Real Property pursuant to the Company Leases, free and clear of all Liens (except for Permitted Liens). The Company and the Company Subsidiaries have not assigned or sublet their interests under any Company Lease to any other Person. Other than the Leased Real Properties, neither the Company nor any of the Company Subsidiaries leases or subleases any real property. Each Company Lease is a legal, valid and binding obligation of the Company or any of the Company Subsidiaries, as applicable, and of each counterparty thereto, and is in full force and effect in accordance with its terms. Neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Lease is in material default under any of the Company Leases. No notice of default, not already cured, under any Company Lease is outstanding, and to the Company’s Knowledge, no event has occurred which, with the giving of notice or passage of time, would constitute a material breach or material default under any of the Company Leases.

(c)    The Leased Real Property constitutes all of the real property used or occupied by the Company and the Company Subsidiaries in connection with the conduct of the business of the Company and the Company Subsidiaries.

(d)    Each of the Company and the Company Subsidiaries has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, the material tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens. Each material tangible asset of the Company and each of the Company Subsidiaries (i) has been maintained in accordance with normal industry practices and (ii) is in good operating condition and repair, subject to normal wear and tear.

Section 3.18    Inapplicability of Anti-takeover Statutes. Assuming the accuracy of the representations and warranties of Merger Subsidiary and Parent in Section 4.5, there is no takeover or anti-takeover statute or similar Law, including Section 203 of the DGCL, applicable to this Agreement and the Transactions that requires additional action by the Company Board or the board (or equivalent governing body) of any Company Subsidiary in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions.

Section 3.19    Customers and Suppliers.

(a)    Section 3.19(a) of the Company Disclosure Schedules lists the seventy-five (75) largest Customers of the Company and the Company Subsidiaries (based on aggregate SaaS revenue generated from such customers) for the fiscal year ended April 30, 2017 (collectively, the “Top Customers”) and sets forth the aggregate SaaS revenue attributable to each Top Customer during the fiscal years ended April 30, 2016 and April 30, 2017. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Company’s Knowledge, any other notice, that any of its Top Customers (i) has ceased, or intends to cease, to use the Company’s or any of the Company Subsidiaries’ goods or services, (ii) has materially reduced, or intends to materially reduce, the volume of business that it conducts with the Company or any of the Company Subsidiaries, (iii) has materially altered, or intends to materially alter, any of the commercial terms or conditions of any Contract with the Company or any of the Company Subsidiaries or (iv) has, or intends to, otherwise terminate early any Contract with the Company or any of the Company Subsidiaries. For purposes of this Section 3.19(a), “Customer” shall mean any customer of the Company or any of the Company Subsidiaries (on a consolidated basis) or any such customer’s affiliates from which the Company or any Company Subsidiary receives revenue, collectively.

(b)    Section 3.19(b) of the Company Disclosure Schedules lists the twenty (20) largest suppliers of the Company and the Company Subsidiaries (based on amounts invoiced to the Company and the Company Subsidiaries from such suppliers) for the fiscal year ended April 30, 2017 (collectively, the “Top Suppliers”) and sets forth the aggregate amounts invoiced by each such supplier during the fiscal years ended April 30, 2016 and April 30, 2017. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole), neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Company’s Knowledge, any other notice that any of its Top Suppliers (i) has ceased, or intends to cease, to supply goods or services to the Company or any of the Company Subsidiaries, (ii) has materially altered, or intends to materially alter, the commercial terms or conditions of any Contract with the Company or any of the Company Subsidiaries pursuant to which it supplies goods or services to the Company or any of the Company Subsidiaries or (iii) has, or intends to, otherwise terminate early any Contract with the Company or any of the Company Subsidiaries pursuant to which it supplies goods or services to the Company or any of the Company Subsidiaries.

Section 3.20    Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company nor any of the Company Subsidiaries is in violation of any Environmental Law; (ii) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations; (iii) to the Company’s Knowledge, there are no Environmental Claims pending or threatened in writing against the Company or any of the Company Subsidiaries; (iv) to the Company’s Knowledge, there have been no Releases of Hazardous Substances at any property when owned, leased or operated by the Company or any of the Company Subsidiaries or at any facility that may have received Hazardous Substances generated by the Company or any of the Company

Subsidiaries; and (v) to the Company’s Knowledge, there are no aboveground or underground storage tanks at any of the properties owned, leased or operated by the Company or any of the Company Subsidiaries.

Section 3.21    Business Practices. The Company and the Company Subsidiaries conduct and, since May 1, 2013, have conducted their respective business in material compliance with the legal requirements under the U.S. Foreign Corrupt Practices Act 1977, as amended, and any similar Laws or regulations in any other jurisdiction, to the extent applicable to the Company and the Company Subsidiaries from time to time. To the Company’s Knowledge, none of the Company, any Company Subsidiary, any employee or former employee of the Company or any Company Subsidiary or other Person affiliated with or acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, done anything of the following on behalf of the Company or any Company Subsidiary: (a) used any funds for unlawful contributions, bribes, kickbacks, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary; (c) established or maintained any unlawful or unrecorded fund of monies or other assets of the Company or any Company Subsidiary; or (d) made any unlawful contributions or payments, bribes, kickbacks, gifts, entertainment or other unlawful expenses of a similar or comparable nature to any Person whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

Section 3.22    Solvency. The Company and the Company Subsidiaries, taken as a whole, are Solvent as of the Agreement Date and as of immediately prior to Closing (without giving effect to the Transactions, including the funding of the Financing, or any of Parent or Merger Subsidiary’s obligations pursuant to this Agreement).

Section 3.23    Accounts Receivable; Accounts Payable.

(a)    All accounts receivable of the Company and the Company Subsidiaries set forth in the Required Information and the Company Balance Sheet were acquired or arose from sales actually made or services actually performed in the ordinary course of business that represent bona fide transactions and valid and enforceable claims, subject to no set-off (other than set-off for accounts payable due from the counterparty thereof), counterclaim or lawsuit and are collectible in accordance with their terms, except to the extent of any reserves against such accounts receivable reflected in the Required Information and the Company Balance Sheet.

(b)    All accounts payable of the Company and the Company Subsidiaries set forth in the Required Information and the Company Balance Sheet arose in bona fide arm’s-length transactions in the ordinary course of business.

Section 3.24    Affiliate Transactions. Since the Company Balance Sheet Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, in each case, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act (any such transaction, agreement, arrangement or understanding, a “Company Affiliate Transaction”).

Section 3.25    No Other Representations or Warranties. Except as and only to the extent expressly set forth in the representations and warranties set forth in Article IV, the Company hereby acknowledges and agrees that: (a) none of Parent, Merger Subsidiary, any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to Parent, Merger Subsidiary or their respective business or operations, including, with respect to any information provided or made available to the Company, any Company Subsidiary, any of the Company’s or any Company Subsidiary’s respective Affiliates or Representatives or any other Person; and (b) except in the case of fraud, none of Parent, Merger Subsidiary, any of their respective Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to the Company, any Company Subsidiary, any of the Company’s or any Company Subsidiary’s respective Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to the Company, any Company Subsidiary, any of the Company’s or any Company Subsidiary’s respective Affiliates or Representatives or any other Person, or the use by the Company, any Company Subsidiary, any of the Company’s or any Company Subsidiary’s respective Affiliates or Representatives or any other Person, of any such information provided or made available to any of them by Parent, Merger Subsidiary, any of their respective Affiliates or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company, any Company Subsidiary, any of the Company’s or any Company Subsidiary’s respective Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Each of Merger Subsidiary and Parent represents and warrants to the Company, jointly and severally, as of the Agreement Date (except for representations and warranties that are made as of a specific date, which are only made as of such date) as follows:

Section 4.1    Valid Existence. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Merger Subsidiary is a corporation duly organized and validly existing under the Laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Merger Subsidiary and Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws or other constituent documents, as amended to date, of Merger Subsidiary and Parent.

Section 4.2    Authority; Binding Nature of Agreement. Each of Merger Subsidiary and Parent has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of Merger Subsidiary and Parent, the performance by each of Merger Subsidiary and Parent of its obligations hereunder and the consummation by each of Merger Subsidiary and Parent of the Transactions have been duly authorized by the boards of directors of each of Merger Subsidiary and Parent. No other corporate proceedings on the part of Merger Subsidiary or Parent are necessary to authorize the execution and delivery of this Agreement, the performance by either Merger Subsidiary or Parent of its obligations hereunder and the consummation by either Merger Subsidiary or Parent of the Transactions. This Agreement has been duly executed and delivered by each of Merger Subsidiary and Parent and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Merger Subsidiary and Parent, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.3    Non-Contravention.

(a)    Neither the execution and delivery of this Agreement by Merger Subsidiary and Parent nor the consummation by Merger Subsidiary and Parent of the Transactions will, directly or indirectly (with or without notice or lapse of time): (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws, or other similar organizational documents of Merger Subsidiary or Parent; or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3(b), violate any judgment or Law applicable to Merger Subsidiary or Parent, in each case, other than any such event which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Merger Subsidiary or Parent to consummate the Transactions.

(b)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by Merger Subsidiary or Parent in connection with Merger Subsidiary’s and Parent’s execution, delivery and performance of this Agreement or the consummation by Merger Subsidiary or Parent of the Transactions, except for (i) compliance with the DGCL, (ii) compliance with and filings pursuant to the HSR Act and Foreign Antitrust Laws, (iii) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware, and (iv) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings, permits and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Merger and the Transactions.

Section 4.4    No Legal Proceedings Challenging the Merger. As of the Agreement Date, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened, to which Parent or any Subsidiary of Parent is a party that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Merger and the Transactions. As of the Agreement Date, (a) there is no Legal Proceeding pending against Merger Subsidiary or Parent challenging the Merger; and (b) to the Knowledge of Parent, no Legal Proceeding has been threatened against Merger Subsidiary or Parent challenging the Merger.

Section 4.5    Ownership of Company Common Stock. Other than as a result of this Agreement, none of Parent, Merger Subsidiary or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) or owns (as such term is used in Section 203 of the DGCL) any shares of Company Common Stock or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company. None of Merger Subsidiary or Parent or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Prior to the Agreement Date, neither Parent nor Merger Subsidiary has taken, or authorized or permitted any Representatives of Parent or Merger Subsidiary to take, any action that would reasonably be expected to cause Parent, Merger Subsidiary or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of the DGCL.

Section 4.6    Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by any such Person for which the Company or its officers or directors could have any liability.

Section 4.7    Activities of Merger Subsidiary. Merger Subsidiary was formed solely for the purpose of effecting the Merger. Merger Subsidiary has not and will not, prior to the Effective Time, engage in any activities other than those contemplated by this Agreement and the Transactions and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement and the Transactions.

Section 4.8    Disclosure Documents. The information supplied or to be supplied by or on behalf of Parent, Merger Subsidiary or any other Subsidiary of Parent for inclusion or incorporation by reference in the Proxy Statement will, when the Proxy Statement, or any amendment or supplement thereto, is first sent or given to the Company’s stockholders and at the time of the Stockholders Meeting comply in all material respects with the applicable requirements of the Exchange Act. None of the information supplied or to be supplied by or on behalf of Merger Subsidiary, Parent or any of its other Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement at the time such Proxy Statement, or any amendment or supplement thereto, is first sent or given to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.9    Financing.

(a)    Parent has received and accepted, and delivered to the Company complete and correct copies of, (i) the fully executed commitment letter and redacted fee letter (of which only the fee amounts, price caps and economic “flex” terms have been redacted; provided that such redacted terms do not relate to any terms that could adversely affect the conditionality of or the amount of cash proceeds available to Parent and Merger Subsidiary), each dated as of November 26, 2017 (the “Debt Commitment Letters”), from Golub Capital Markets LLC (collectively with any other agents, arrangers, managers, lenders and other entities from time to time party thereto and such Persons’ Affiliates, successors and assigns, the “Debt Financing Sources”) confirming their respective commitments to provide Parent with debt financing in connection with the Transactions (the “Debt Financing”) and (ii) a fully executed commitment letter (the “Equity Commitment Letter,” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from the parties listed on Annex A hereto (the “Equity Financing Sources” and together with the Debt Financing Sources, the “Financing Sources”) confirming the respective counterparties’ commitments to provide Parent with equity financing in an amount up to the aggregate amount set forth therein in connection with the Transactions (the “Equity Financing,” and together with the Debt Financing, the “Financing”). Assuming that the Financing contemplated by the Financing Commitment Letters is fully funded on the terms set forth therein, Parent and Merger Subsidiary will have at and after the Closing funds sufficient to pay the aggregate Merger Consideration upon the terms contemplated by this Agreement, consummate the Merger and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

(b)    The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and Merger Subsidiary and the other parties thereto. The Company is a third-party beneficiary of the Equity Commitment Letter on the terms set forth therein. Each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Merger Subsidiary and, to the Knowledge of Parent, the Debt Financing Sources. Parent or Merger Subsidiary has fully paid, or caused to be paid, any and all commitment or other fees in connection with the Financing Commitment Letters that are payable on or prior to the Agreement Date. As of the Agreement Date, (i) none of the Financing Commitment Letters have been amended or modified in any respect, (ii) the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect, (iii) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Subsidiary or, to the Knowledge of Parent, any other party thereto under any Financing Commitment Letter, and (iv) Parent has no reason to believe that any term or condition of closing of the Financing that is required to be satisfied will not be satisfied, or that the Financing will not be made available to Parent on the date of the Closing. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Financing Commitment Letters. There are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Commitment Letters furnished to the Parent pursuant to this Section 4.9.

Section 4.10    Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guarantee. The Guarantee is in full force and effect and constitutes a valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any Guarantor under the Guarantee.

Section 4.11    Solvency. None of Parent, Merger Subsidiary or any Guarantor is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of the Company Subsidiaries. Each of Parent and Merger Subsidiary is Solvent as of the Agreement Date, and each of Parent and the Company and the Company Subsidiaries (on a consolidated basis) will, after giving effect to the Transactions, including the funding of the Financing, payment of the aggregate Merger Consideration, and payment of all other amounts required to be paid in connection with the consummation of the Merger or any other transaction contemplated by this Agreement and the payment of all related fees and expenses, and assuming the representations and warranties in Article III are true and correct in all material respects, be Solvent immediately following the Closing.

Section 4.12    Certain Arrangements. As of the Agreement Date, there are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary, any Guarantor or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of the Company Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.13    No Other Company Representations or Warranties. Except as and only to the extent expressly set forth in the representations and warranties set forth in Article III, Merger Subsidiary and Parent hereby acknowledge and agree that: (a) neither the Company nor any Company Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or Company Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Merger Subsidiary, Parent or any of their respective Affiliates or Representatives or any other Person; and (b) except in the case of fraud, neither the Company nor any Company Subsidiaries, or any of their respective Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Merger Subsidiary, Parent or any of their respective Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to Merger Subsidiary, Parent or any of their respective Affiliates or Representatives or any other Person, or the use by Merger Subsidiary, Parent or any of their respective Affiliates or Representatives or any other Person, of any such information provided or made available to any of them by the Company or any Company Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Merger Subsidiary, Parent or any of their respective Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any of the Transactions.

ARTICLE V

COVENANTS

Section 5.1    Access and Investigation.

(a)    Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of (a) the Effective Time and (b) the termination of this Agreement pursuant to Section 7.1 (such period being referred to herein as the “Interim Period”), the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, upon reasonable advance notice to the Company from Parent: (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s and the Company Subsidiaries’ respective Representatives, books, records, Tax Returns, material operating and financial reports, work papers, assets, executive officers, Contracts and other documents and information relating to the Company and the Company Subsidiaries; and (ii) provide Parent and Parent’s Representatives with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to the Company and the Company Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and the Company Subsidiaries, as Parent may reasonably request. Information obtained by Merger Subsidiary or Parent pursuant to this Section 5.1 will constitute “Evaluation Material” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 5.1 will require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (after consulting with outside legal advisors) would: (1) violate any legal requirement with respect to confidentiality or privacy, including under any privacy policy, or (2) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine; provided that the Company shall use its commercially reasonable efforts to allow for such access and disclosure in a manner that does not violate such legal requirement with respect to confidentiality or privacy, attorney-client privilege or the attorney work product doctrine.

(b)    Except to the extent prohibited by Law, during the Interim Period, the Company shall (and shall cause each of the Company Subsidiaries to and shall cause each of its and their respective Representatives to), within a reasonable time following the request thereof by Parent, use commercially reasonable efforts to arrange meetings and telephone conferences between the customers, licensors, partners, vendors and suppliers of the Company and the Company Subsidiaries on the one hand, and Parent and Merger Subsidiary, their Affiliates, and each of their respective Representatives, on the other hand. Except as set forth in the preceding sentence, prior to the Closing, neither Parent nor Merger Subsidiary shall (and each shall cause its Affiliates and Representatives not to), except in the Parent’s or any of its Affiliate’s ordinary course of business, contact or communicate with any of the customers, licensors, partners, landlords, vendors or suppliers of the Company or any of the Company Subsidiaries, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.2    Operation of the Company’s Business.

(a)    Except (i) as expressly required or expressly permitted by this Agreement, (ii) as set forth in Section 5.2(a) or Section 5.2(b) of the Company Disclosure Schedules, or (iii) with the prior written consent of Parent, during the Interim Period, the Company shall and shall cause the Company Subsidiaries to: (A) ensure that it conducts its and their respective businesses in the ordinary course and in all material respects consistent with past practice; (B) use commercially reasonable efforts to maintain and preserve intact its and their respective current business organization, keep available the services of its and their respective current officers and employees and maintain its and their respective relations and goodwill with material customers, suppliers, licensors, vendors, landlords, and other Persons having material business relationships with the Company and/or the Company Subsidiaries; (C) keep in full force and effect all material Insurance Policies of the Company and the Company Subsidiaries; and (D) not take any action that would materially adversely affect or delay the ability of any of the parties hereto from obtaining any necessary approvals required by this Agreement, performing its covenants or agreements hereunder, or otherwise materially delay or prohibit the transactions contemplated by this Agreement.

(b)    Except (x) as expressly required or expressly permitted by this Agreement, (y) as set forth in Section 5.2(b) of the Company Disclosure Schedules, or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not and shall cause the Company Subsidiaries not to:

(i)    except as expressly permitted by clause (C) of Section 5.2(b)(ii): (A) declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other Company or Company Subsidiary securities (or any rights convertible into such securities) (other than dividends or distributions paid in cash from a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary); (B) adjust, split, combine or reclassify any capital stock or otherwise amend the terms of any Company or Company Subsidiary securities (or any rights convertible into such securities); or (C) acquire, purchase, redeem or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any shares of capital stock or other securities (or any rights convertible into such securities), other than (1) pursuant to the Company’s right to acquire restricted shares of Company Common Stock held by a Company Employee upon termination of such Company Employee’s employment, (2) the withholding or retirement of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards outstanding on the Agreement Date, to the extent required or permitted under the terms thereof or required pursuant to applicable Law and (3) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options outstanding on the Agreement Date in order to pay the exercise price thereof;

(ii)    sell, issue, grant or authorize the sale, issuance, or grant of, or pledge or otherwise dispose of or subject to any Lien (other than a Permitted Lien): (A) any capital stock or other equity security (or any rights convertible in such security); (B) any option, call, warrant or right to acquire any capital stock or other equity security (or any rights convertible in such security); or (C) any instrument convertible into or exchangeable for any capital stock or other equity security, except that (x) the Company may issue shares of Company Common Stock pursuant to the exercise of Company Equity Awards under the Stock Plans, in each case, outstanding on the Agreement Date and (y) the Company may grant Company RSUs to the individuals and in the amounts set forth on Section 5.2(b)(ii) of the Company Disclosure Schedules;

(iii)    except as otherwise contemplated by Section 1.5, amend or otherwise modify any of the terms of any outstanding Company Equity Awards;

(iv)    amend or permit the adoption of any amendment to the Company Charter Documents or the organizational documents of any Company Subsidiary;

(v)    (A) acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any Equity Interests of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, (B) acquire any assets that are material, in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory and raw materials in the ordinary course of business, (C) subject to Section 5.3, otherwise effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or (D) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vi)    enter into any Contract (other than a Contract with respect to the non-solicitation of employees) that would impose any express limitation or express restriction on the right or ability of the Company or any Company Subsidiary: (A) to compete in any business or with any other Person or solicit for services in any geographic area; (B) to acquire any product or other asset or any services from any other Person; (C) to perform services for or sell products to any other Person; (D) to transact business with any other Person; or (E) to operate at any location in the world;

(vii)    other than in the ordinary course of business, enter into, assume, grant any waiver under or amend any Company Material Contract or enter into or assume any Contract that would constitute a Company Material Contract if it was entered into prior to the Agreement Date;

(viii)    other than in the ordinary course of business, terminate (partially or completely), cancel or intentionally take (or intentionally fail to take) any action that would reasonably be expected to cause or result in a material breach of or material default, under any Company Material Contract; provided, that notwithstanding the foregoing, the Company shall not, and shall cause each of the Company Subsidiaries not to, renew any Contract for Leased Real Property for a term that would extend beyond the Closing Date without the Parent’s prior written consent);

(ix)    sell, divest or otherwise dispose of, or lease, pledge or license or subject to any Lien (other than Permitted Liens) any right, asset or property material to the Company or the Company Subsidiaries, to any other Person, except inventory and transactions in the ordinary course of business;

(x)    (A) incur any Indebtedness or guarantee any such Indebtedness of another Person in excess of $500,000 individually, or $1,000,000 in the aggregate (other than (x) to the Company or one of its wholly owned Company Subsidiaries or (y) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business), (B) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (C) make any loans, advances (other than routine advances to employees of the Company and the Company Subsidiaries in the ordinary course of business) or capital contributions to, or investment in, any other Person, other than the Company or any of its wholly owned Company Subsidiaries;

(xi)    except in the ordinary course of business, (A) materially increase the compensation or other benefits payable or provided to the directors, officers, employees, independent contractors or other non-employees (including workers or agency workers) of the Company or any Company Subsidiary in any year, (B) enter into or amend any Company Employee Agreement that provides or would provide for total compensation of $175,000 (or the equivalent in the applicable jurisdiction) or more in any year (except for severance agreements entered into with employees in the ordinary course of business in connection with terminations of employment of employees who are not officers or directors of the Company or any Company Subsidiary), (C) except as required by any Company Employee Benefit Plan in effect on the Agreement Date or as otherwise required by Law, establish, adopt, enter into, amend or terminate (or agree to establish, adopt, enter into, amend or terminate) any material Company Employee Benefit Plan, or change the funding method or the actuarial assumptions used to calculate any benefits or the Company’s or any Company Subsidiary’s funding or other obligations thereunder, (D) hire or retain any director, officer, employee, individual independent contractor, or other non-employees (including workers or agency workers) of the Company or any Company Subsidiary who are natural persons and would be entitled to receive total compensation of $175,000 (or the equivalent in the applicable jurisdiction) or more in any year (provided that the employment of any Person hired who would be entitled to receive total compensation of less than $175,000 (or the equivalent in the applicable jurisdiction) in any year shall not be governed by any Company Plan or other Contract that cannot be terminable at will without the payment of severance or other termination pay or benefits), (E) terminate the employment of any officer or director of the Company or any Company Subsidiary except for cause or the equivalent concept under applicable Law (and in any case (whether terminated for cause or in the ordinary course of business) the Company or any Subsidiary Company agree to use all reasonable endeavors to comply with any statutory, procedural and contractual obligations under applicable Law and/or accompanying guidance), or (F) commence, announce or conduct any mass layoff or reduction in force (regardless of whether such reduction in force would trigger the U.S. Worker Adjustment and Retraining Notification Act, as amended);

(xii)    other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

(xiii)    adopt any stockholder rights plan, “poison pill,” anti-takeover plan, change of control agreement or other similar agreement;

(xiv)    make any capital expenditures to the extent that such capital expenditures would result in the aggregate capital expenditures for the Company and the Company Subsidiaries, taken as a whole, for any fiscal quarter exceeding the aggregate amount specified for such line item in the Company’s capital expenditure plan set forth on Section 5.2(b)(xiv) of the Company Disclosure Schedules (the “Capital Expenditure Plan”) by more than 15%; provided that (A) if the capital expenditures with respect to any line item in a fiscal quarter are less than the amount specified for such line item for such fiscal quarter in the Capital Expenditure Plan (as the same may have been adjusted pursuant to this proviso with respect to shortfalls or excesses in prior fiscal quarters), the amount of such line item for the next fiscal quarter shall be deemed increased by the amount of such shortfall (and for the avoidance of doubt, such line item for the next fiscal quarter (as increased by the amount of such shortfall) shall be given the benefit of this proviso), or (B) if the capital expenditures with respect to any line item in a fiscal quarter are greater than the amount specified for such line item for such fiscal quarter in the Capital Expenditure Plan (as the same may have been adjusted pursuant to this proviso with respect to shortfalls or excesses in prior fiscal quarters), the amount of such line item for the next fiscal quarter shall be deemed decreased by the amount of such excess (and for the avoidance of doubt, such line item for the next fiscal quarter (as decreased by the amount of such excess) shall be adjusted pursuant to this proviso);

(xv)    except as with respect to Transaction Litigation, which shall be governed by Section 5.10, settle any threatened or pending Legal Proceeding against the Company or a Company Subsidiary other than those that: (A) do not involve the payment by the Company or any Company Subsidiary of monetary damages in excess of $250,000 in any individual instance, or $500,000 in the aggregate, net of applicable reserves and any applicable insurance coverage, and do not involve any injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or any Company Subsidiary; and (B) provide for a complete release of the Company and the Company Subsidiaries from all claims and do not provide for any admission of liability by the Company or any Company Subsidiary;

(xvi)    enter into any Company Affiliate Transaction;

(xvii)    enter into any material new line of business;

(xviii)    enter into a new agreement or arrangement with respect to the voting or registration of shares of Company Common Stock or any capital stock of the Company’s Subsidiaries;

(xix)    repatriate or otherwise transfer cash from any Company Subsidiary located outside the United States in excess of $100,000 in the aggregate (provided that any repatriation or other such transfers of less than $100,000 (in the aggregate with any other repatriations and/or other transfers) must be undertaken in the ordinary course of business);

(xx)    terminate any material Company Permit or permit any material Company Permit to lapse, other than in accordance with the terms and regular expiration of any Company Permit, or fail to apply on a timely basis for any renewal of any renewable material Company Permit, except to the extent such termination, lapse or failure to apply for renewal would otherwise have been permitted to occur in the ordinary course of business;

(xxi)    sell, assign, transfer or exclusively license any material Company Intellectual Property, or permit the lapse of any right, title or interest to any material Company Intellectual Property, including any Registered Intellectual Property, or terminate, cancel or amend any Material Company Intellectual Property Contract other than in the ordinary course of business;

(xxii)    except as required by changes in applicable Laws, (A) make, revoke, amend or change any Tax election, or take any action to deny the availability of any election relating to Taxes; (B) change any annual Tax accounting period; (C) adopt or change any method of Tax accounting; (D) enter into any closing agreement or otherwise settle any Tax claim or assessment; (E) file any amended Tax Return; (F) extend or waive the application of any statute of limitations regarding the assessment or collection of Tax (except with respect to routine extensions relating to the initial filing of a Tax Return); (G) apply for or pursue any Tax ruling (except, in the case of each of clauses (A) through (G) of this Section 5.2(b)(xxii), as would have no more than a de minimis impact on the Company or any Company Subsidiary); and (H) execute any power of attorney in respect of any material Tax matter;

(xxiii)    terminate, cancel or make any material changes to the structure, limits or terms and conditions of any of the Insurance Policies of the Company or the Company Subsidiaries (other than with respect to the D&O Insurance pursuant to and in accordance with Section 5.9(c)), including allowing any such policy to expire without renewing such policy or obtaining comparable replacement coverage, or materially prejudicing rights to insurance payments or coverage; or

(xxiv)    authorize any of, commit or agree in writing or otherwise to take any of, the foregoing actions.

Section 5.3    Acquisition Proposals.

(a)    No Solicitation. From the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, and except as permitted by this Section 5.3, the Company shall not, and the Company shall cause the Company Subsidiaries and the Representatives of the Company and the Company Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose or knowingly encourage or facilitate (including by way of furnishing any non-public information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions (other than informing any Person of the provisions contained in this Section 5.3(a)) or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii)    otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(iv)    approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar Contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(b)) (an “Alternative Acquisition Agreement”).

(b)    Exceptions. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time the Company Stockholder Approval is obtained, the Company and its Representatives may (i) provide information in response to a request therefor by a Person who has made an unsolicited bona fide Acquisition Proposal if the Company did not violate Section 5.3(a) (other than de minimis violations) in respect of such Person and receives from such Person an Acceptable Confidentiality Agreement, and makes available to Parent on a substantially concurrent basis any information concerning the Company or the Company Subsidiaries that the Company provides to any such Person that was not previously made available to Parent; (ii) engage or participate in any discussions or negotiations with any such Person who has made such an unsolicited bona fide Acquisition Proposal; or (iii) after having complied with Section 5.3(e), authorize, adopt, approve, recommend or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, in each case if and only if, (A) prior to taking any action described in clause (i), (ii) or (iii) above, the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (B) in each such case referred to in clause (i), (ii) or (iii), the Company Board has determined in good faith (after consultation with outside legal counsel and its financial advisors) based on the information then available that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (C) in the case referred to in clause (iii) above, the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisors) that such Acquisition Proposal is a Superior Proposal.

(c)    Notice of Acquisition Proposals. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent (i) if any proposals or offers with respect to an Acquisition Proposal are received by the Company or any Company Subsidiary or their respective Representatives, (ii) if any non-public information is requested from the Company or any Company Subsidiary or their respective Representatives, and (iii) of any discussions or negotiations regarding an Acquisition Proposal are sought to be initiated or continued with the Company or any Company Subsidiary or their respective Representatives, and in each case shall specify, in connection with such notice, the material terms and conditions thereof (including, if applicable, unredacted copies of any written requests, proposals or offers, including proposed agreements), the identity of the Person making such proposal, offer, request or specific inquiry, and thereafter shall keep Parent informed, on a prompt basis (and in any event within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments or revisions thereto) and the status of any such discussions or negotiations.

(d)    No Change of Recommendation or Alternative Acquisition Agreement. Subject to Section 5.3(e), the Company Board and each committee of the Company Board shall not:

(i)    (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Subsidiary, the Company Board Recommendation with respect to the Merger or fail to include the Company Board Recommendation in the Proxy Statement, (B) approve, adopt or recommend (publicly or otherwise) an Acquisition Proposal or Competing Acquisition Transaction, (C) fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against any Acquisition Proposal or Competing Acquisition Transaction subject to Regulation 14D promulgated under the Exchange Act (other than any other tender offer or exchange offer by Parent or Merger Subsidiary) within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such Acquisition Proposal or Competing Acquisition Transaction or (D) within five (5) Business Days following a written request by the Parent for the Company to reaffirm the Company Board Recommendation following the date any Acquisition Proposal or any material modification thereto is first published or sent to the stockholders of the Company, fail to issue a press release that reaffirms the Company Board Recommendation, provided that the Company shall not be required to issue more than one such press release with respect to each such Acquisition Proposal or material modification thereof; or

(ii)    (A) cause or permit the Company or any Company Subsidiary to enter into an Alternative Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)) relating to any Acquisition Proposal, or (B) terminate, amend, release, modify or fail to use commercially reasonable efforts to enforce any provision (including any standstill), or grant any wavier or request under any confidentiality, standstill or similar agreement (including any Acceptable Confidentiality Agreement); provided, however, that the Company will be permitted to waive any provision of any such agreement to the extent that such provision prohibits or purports to prohibit a proposal from being made to the Company Board or the party to such agreement from requesting that the Company waive or amend such agreement to permit a proposal from being made to the Company Board. Any action described in clauses (i) and (ii) of this Section 5.3(d) is a “Change of Recommendation”.

(e)    Change of Recommendation. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Change of Recommendation (i) in response to a Superior Proposal actually received by the Company or (ii) other than in connection with a Superior Proposal, in response to an event, occurrence, development or state of facts or circumstances occurring after the Agreement Date that affects the business, assets or operations of the Company that was neither known to, nor reasonably foreseeable by, the Company Board prior to the Agreement Date, in either case of (i) or (ii), if the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisors) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and may also terminate this Agreement pursuant to Section 7.1 to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, however, that the Company Board shall not take any such action unless:

(i)    the Company shall have complied with its obligations under Section 5.3(a) and this Section 5.3(e) (other than, in each case, de minimis non-compliance);

(ii)    the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board intends to take such action to effect a Change of Recommendation and specifying in reasonable detail the circumstances giving rise to such proposed action, including, in the case such action is proposed to be taken in connection with a Superior Proposal, the information specified by Section 5.3(c) with respect to such Superior Proposal (it being understood and agreed that the determination by the Company Board that an Acquisition Proposal is, or would be reasonably likely lead to, a Superior Proposal (provided that, for the avoidance of doubt, such determination has not been disclosed to any third party that is not a Representative of the Company) and the delivery of a Determination Notice shall not, in and of themselves, be deemed a Change of Recommendation);

(iii)    the Company shall have, and shall cause its Representatives to have, during the Notice Period, negotiated with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that following every subsequent revision to the terms of such Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of Section 5.3(e)(ii) and this Section 5.3(e)(iii) with a new Notice Period with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby; provided, further, however, that for purposes of any new Determination Notice delivered pursuant to and in accordance with the immediately preceding proviso, the Notice Period with respect thereto shall be the greater of (x) the remaining portion of the Notice Period with respect to the Determination Notice provided with respect to the original Superior Proposal, and (y) at least two (2) Business Days in advance;

(iv)    at or following the end of such Notice Period, the Company Board shall have determined in good faith (after consultation with outside legal counsel and its financial advisors) that failure to take such action to effect a Change of Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable Law (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination pursuant to Section 5.3(e)(iii)); and

(v)    in the event of a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have validly terminated this Agreement in accordance with Section 7.1 and paid any Company Termination Fee in accordance with Section 7.4.

(f)    Certain Permitted Disclosure. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall prohibit the Company, any of the Company Subsidiaries or the Company Board from (i) taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act if the Company Board determines, after consultation with outside legal counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided that any such disclosure (other than a “stop, look and listen” statement) shall be deemed to be a Change of Recommendation if, after the request of Parent, the Company Board does not expressly and publicly reaffirm the Company Board Recommendation within one Business Day following such request, (ii) making any “stop, look and listen” statement contemplated by Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to so disclose would be inconsistent with its obligations under applicable Laws; provided that any such disclosure (other than a “stop, look and listen” statement) shall be deemed to be a Change of Recommendation if, after the request of Parent, the Company Board does not expressly and publicly reaffirm the Company Board Recommendation within one Business Day of such request.

(g)    Existing Discussions. Upon execution and delivery of this Agreement, the Company agrees that it shall, and shall cause the Company Subsidiaries and their respective Representatives to, (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal, (ii) cease providing any information to any such Person or its Representatives and terminate all access granted to any such Person and its Representatives to any physical or electronic data room and (iii) request that any such Person and its Representatives promptly return to the Company or destroy any non-public information concerning the Company or the Company Subsidiaries that was previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of the confidentiality agreement in place with such Person.

(h)    Breach By Representatives. The Company agrees that any material breach of this Section 5.3 by any of the Company Subsidiaries or any of their respective Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

Section 5.4    Stockholders Meeting; Proxy Statement.

(a)    Promptly following the Agreement Date (and, in any event, within fifteen (15) Business Days following the Agreement Date (unless the failure to file in such time period is caused by the failure of Parent to provide, or cause to be provided, such information regarding itself, its Subsidiaries (including Merger Subsidiary) or its Affiliates, as required by Law to be included in the Proxy Statement and as requested by the Company, in which case, the Company will file the Proxy Statement promptly but, in any event, within two (2) Business Days following the receipt of such required and/or requested information), the Company shall prepare the Proxy Statement and file it with the SEC. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company agrees to provide Merger Subsidiary, Parent and their counsel a reasonable opportunity to review and comment on such document prior to the filing, mailing or other submission thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Merger Subsidiary, Parent and their counsel that are provided in a timely manner. The Company (and Parent, as applicable) shall use commercially reasonable efforts to respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after establishing the Record Date. The Company shall (i) notify Parent promptly upon (but, in any event, within twenty-four (24) hours of) the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, (ii) provide Merger Subsidiary, Parent and their counsel an opportunity to participate with the Company or its counsel in any material discussions or meetings with any Governmental Authority or its staff regarding such comments and/or requests if and to the extent permitted by applicable Law and such Governmental Authority or its staff and (iii) supply Parent with copies of all material correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Subsidiary shall use commercially reasonable efforts to cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including furnishing, upon request, as promptly as reasonably practicable to the Company in writing any and all information relating to it as may be required to be set forth in the Proxy Statement under applicable Law. The Proxy Statement will comply as to its form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing with the SEC.

(b)    If at any time prior to the Stockholders Meeting, any event or circumstance relating to the Company, Parent, or any of their respective Affiliates should be discovered by the Company or Parent that, pursuant to the Securities Act, Exchange Act or other applicable Law, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the other parties hereto. If at any time before the Stockholders Meeting, any such event or circumstance is discovered by the Company or Parent, then, in each case, the Company shall, reasonably promptly after becoming aware thereof, amend or supplement, as applicable and in accordance with Section 5.4(a), the Proxy Statement to include disclosure of such fact or event. Each of Parent and the Company agree to use reasonable best efforts to correct any information provided by or on behalf of it for use in the Proxy Statement that shall have become false or misleading or that omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)    The Company shall use commercially reasonably efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after the Proxy Statement is first filed with the SEC. As promptly as practicable after the SEC confirms that it has no further comments on the Proxy Statement, the Company shall use commercially reasonable efforts to establish, in accordance with applicable Law, the applicable Company Charter Documents, and Nasdaq rules, a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company may only postpone or adjourn the Stockholders Meeting (i) for the absence of a quorum, (ii) after reasonable consultation with Parent, to allow reasonable additional time for any supplemental or amended disclosure that the Company has determined in good faith (after consultation with outside legal counsel) is reasonably necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting or (iii) after reasonable consultation with Parent, to allow additional solicitation of votes in order to obtain the Company Stockholder Approval. Subject to Section 5.3, the Company Board shall make, and include in the Proxy Statement, the Company Board Recommendation and shall use its reasonable best efforts to obtain the Company Stockholder Approval and to take all other action reasonably necessary or advisable to secure the vote or consent of the stockholders of the Company required by the applicable Company Charter Documents, the Nasdaq rules and the DGCL. Notwithstanding anything to the contrary in this Agreement, regardless of whether the Company Board shall have made a Change of Recommendation, the Company shall submit this Agreement for a vote to its stockholders at the Stockholders Meeting unless this Agreement has been validly terminated in accordance with its terms.

(d)    The Company shall, in consultation with Parent, establish a record date (that is as early as reasonably practicable and in compliance with applicable Law) for purposes of determining the holders of Company Common Stock entitled to notice of and vote at the Stockholders Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent, unless required to do so by applicable Law. In the event that the date of the Stockholders Meeting as originally called is adjourned, postponed or otherwise delayed in accordance with Section 5.4(b), the Company agrees that, unless Parent shall have otherwise approved in writing (such approval not to be unreasonably withheld, conditioned or delayed), the Company shall implement such adjournment, postponement or other delay in such a way that the Company does not establish a new Record Date for the Stockholders Meeting, as so adjourned, postponed or delayed, except as may be required by applicable Law.

Section 5.5    Filings; Other Actions; Notification.

(a)    Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws, including the Antitrust Laws, to consummate and make effective the Merger as soon as practicable, including preparing and filing as promptly as practicable (and in any event shall make all filings pursuant to the HSR Act within ten (10) Business Days following the Agreement Date) all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger and the other Transactions. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act and, where available, under applicable Foreign Antitrust Laws. The Company and Parent, and their respective Subsidiaries, shall (i) keep one another apprised as promptly as reasonably practicable of any communications received from a Governmental Authority concerning the Merger and of the other Transactions; (ii) respond as promptly as reasonably practicable to all requests for additional information from a Governmental Authority under any Antitrust Law concerning the Merger or any of the other Transactions; (iii) to the extent reasonably practicable, provide each other in advance, with a reasonable opportunity for review and comment, drafts of contemplated communications with any Governmental Authority concerning the Merger or any of the other Transactions; and (iv) to the extent reasonably practicable, provide each other advance notice of all meetings, conferences, or discussions with a Governmental Authority concerning the Merger or the other Transactions, and to the extent reasonably practicable, unless prohibited by the Governmental Authority, permit one another to attend and participate therein either directly or through counsel. Subject to applicable Laws relating to the exchange of information, and subject to reasonable confidentiality considerations, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on, and consider in good faith the views of the other (to the extent provided in a timely manner) in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Notwithstanding anything to the contrary, nothing in this Agreement shall require the Company or the Company Subsidiaries, Parent or their respective Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing; provided, that neither the Company nor any of its Affiliates shall take or agree to take any such action without the prior written consent of Parent.

(b)    Information. Subject to applicable Laws, the Company and Parent each shall, upon reasonable request by the other, furnish the other with all information concerning itself, its respective Subsidiaries, directors, officers and stockholders and such other matters in each case as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, Merger Subsidiary, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Merger, and shall provide the other party with final copies of any filings made with a Governmental Authority, with the exception of material responsive to a request for additional information from Government Antitrust Entities.

(c)    Status. Subject to applicable Laws and the instructions of any Governmental Authority, the Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the Merger, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Subsidiary or the Company, as the case may be, or any of the Company Subsidiaries, from any third party and/or any Governmental Authority with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or substantive telephone discussion with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to the Transactions unless, to the extent legally permissible and reasonably practicable, (i) it consults with the other party in advance and (ii) to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting or substantive telephone discussion.

(d)    Regulatory Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 5.5, each of the Company (in the case of Section 5.5(d)(i) and Section 5.5(d)(iii) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i)    the prompt provision to each and every federal, state, local or foreign court or Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(ii)    the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions and the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of Parent, the Company or any of their respective Subsidiaries or Affiliates (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any Order or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions by any Government Antitrust Entity (it being understood that no such action will be binding on the Company, Parent or any of their respective Affiliates unless it is contingent upon the occurrence of the Closing); provided, that neither the Company nor any of its Affiliates shall take or agree to take any such action without the prior written consent of Parent; and

(iii)    the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary Order or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by Section 5.5(d)(ii)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened Order or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(e)    Notwithstanding anything to the contrary set forth in this Agreement, none of the Parent, the Company or any of their respective Affiliates will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or the provision of additional security (including a guaranty), in connection with the Transactions, including in connection with obtaining any consent pursuant to any Company Material Contract.

Section 5.6    Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.7    Public Announcements. The initial press release regarding this Agreement shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with such Change of Recommendation or disclosures permitted under Section 5.3(f)), the Company and Parent each shall consult with each other, and give reasonable and good faith consideration to any comments received from the other in a timely manner, prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the Transactions and prior to making any filings with any third party and/or any Governmental Authority (including any national securities exchange or interdealer quotation service) with respect thereto, except in all cases as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Authority.

Section 5.8    Financing and Cooperation.

(a)    No Amendments to Financing Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Subsidiary will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Commitment Letters if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Debt Financing (unless the Equity Financing is increased by an equivalent amount or the Merger Consideration is reduced, in accordance with the terms of this Agreement, by an equivalent amount) or reduce the aggregate amount of the Equity Financing, (ii) impose new or additional conditions or other terms (except in connection with any “market flex” terms contained in the Debt Commitment

Letters provided as of the Agreement Date) to the Financing, or otherwise expand, amend or modify any of the conditions to the receipt of the Financing, in a manner that would reasonably be expected to delay, prevent or materially impede the consummation of the Merger or delay or prevent the funding of the Debt Financing on the Closing Date or (iii) materially and adversely impact the ability of Parent, Merger Subsidiary or the Company, as applicable, to enforce its rights against the other parties to the Equity Commitment Letters or the definitive agreements with respect thereto. In addition to the foregoing, Parent shall not terminate the Debt Commitment Letters, except in connection with replacements of the Debt Commitment Letters with alternative financing commitments in accordance with Section 5.8(c); provided, however, that the Debt Commitment Letters as in effect as of the Agreement Date may be terminated pursuant to clauses (a), (b) and (d) of the last paragraph of such Debt Commitment Letters as in effect as of the Agreement Date.

(b)    Equity Financing. Each of Parent and Merger Subsidiary shall use reasonable best efforts to take (or cause to be taken) all actions and use reasonable best efforts to do (or cause to be done) all things necessary to obtain the Equity Financing on the Closing Date, including by (i) maintaining in effect the Equity Commitment Letter, (ii) complying with its obligations under the Equity Commitment Letter, (iii) satisfying all conditions applicable to Parent or Merger Subsidiary in such Equity Commitment Letter that are within its control, if any, (iv) enforcing its rights under the Equity Commitment Letter and (v) consummating the Equity Financing on or prior to the Closing Date.

(c)    Debt Financing and Alternate Debt Financing. Parent shall use its reasonable best efforts to arrange the Debt Financing and obtain the financing contemplated thereby on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) set forth in the Debt Commitment Letters, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letters, (ii) comply, in all material respects, with its obligations under the Debt Commitment Letters, (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letters (or on terms that, taken as a whole, are not materially adverse to the Company than the terms and conditions (including “flex” provisions) in the Debt Commitment Letters), (iv) satisfy all conditions to funding that are applicable to Parent and Merger Subsidiary in the Debt Commitment Letters and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters, (v) consummate the Debt Financing on or prior to the Closing Date and (vi) enforce its rights (other than through litigation) pursuant to the Debt Commitment Letters. Parent and Merger Subsidiary will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letters as and when they become due. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) set forth in the Debt Commitment Letters, Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, (i) obtain alternative financing from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent and Merger Subsidiary than those set forth in the Debt Commitment Letters and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternative Debt Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternative Debt

Financing (the “New Debt Commitment Letters”), which New Debt Commitment Letters will replace the existing Debt Commitment Letters in whole or in part. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letters (and a redacted fee letter in connection therewith (of which only the fee amounts, price caps and economic “flex” terms have been redacted; provided that such redacted terms do not relate to any terms that could adversely affect the conditionality of or the amount of Debt Financing to be funded)). In the event that any New Debt Commitment Letters are obtained, any reference in this Agreement to (A) the “Financing Commitment Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by one or more New Debt Commitment Letters at the time in question and any New Debt Commitment Letters to the extent then in effect, (B) the “Financing” or the “Debt Financing” will be deemed to mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing, and (C) the “Debt Financing Sources” will be deemed to include the Persons signatory to the New Debt Commitment Letters.

(d)    Information. Parent shall use reasonable best efforts to (i) keep the Company fully informed on a reasonably current basis of the status of its efforts to arrange the Financing, and (ii) provide the Company with copies of all executed definitive agreements related to the Financing. Without limiting the generality of the foregoing, Parent and Merger Subsidiary shall promptly notify the Company (A) of any breach or default by any party to the Financing Commitment Letters or definitive agreements related to the Financing of which Parent becomes aware, and (B) of the receipt by Parent or Merger Subsidiary of any written notice or other written communication from any Financing Source or with respect to any breach, default, termination or repudiation by any party to a Financing Commitment Letter of the provisions of the Financing Commitment Letter. Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practicable (but in any event within three (3) Business Days) after the date that the Company delivers a written request therefor to Parent.

(e)    No Financing Condition. Parent and Merger Subsidiary each acknowledge and agree that obtaining the Financing is not a condition to the Merger.

(f)    Company Support.

(i)    Prior to the Closing, the Company will use its reasonable best efforts, and will cause each of the Company Subsidiaries to use its respective reasonable best efforts, to provide Parent with all cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letters to be satisfied or as is otherwise reasonably requested by Parent in connection with the Debt Financing, including:

(A)    participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company, to participate) in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(B)    reasonably assisting Parent and the Debt Financing Sources with the timely preparation of customary (1) rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing; (2) high-yield offering documents, prospectuses, memoranda and similar documents required in connection with the Financing; and (3) forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing;

(C)    reasonably assisting Parent in connection with the preparation and registration of (but not executing, unless effective only at or following the Closing) any pledge and security documents, supplemental indentures, currency or interest-hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Debt Financing Sources (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Closing;

(D)    furnishing Parent and the Debt Financing Sources, as promptly as practicable, with all Required Information. If the Company in good faith reasonably believes that it has provided the Required Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with this Section 5.8(f)(i)(D) and the Marketing Period shall be deemed to have commenced as of such date (so long as the executed authorization letter pursuant to clause (H) below has also been delivered) unless Parent or the Debt Financing Source in good faith reasonably believe that the Company has not completed delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by the Company, deliver a written notice to the Company to that effect, stating in good faith the specific items of Required Information the Company has not delivered, in which case such Required Information shall be deemed to have been delivered and the Marketing Period to have commenced when such specific items have been delivered by the Company (so long as the executed authorization letter pursuant to clause (H) below has also been delivered). Notwithstanding anything to the contrary herein, such Required Information will be deemed to not have been delivered if, at any point prior to the completion of the Debt Financing, (1) such Required Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such Required Information, in the light of the circumstances under which they were made, not misleading; (2) such Required Information is not compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 or sufficient to permit such a registration statement on Form S-1 from being declared effective by the SEC; (3) the Company’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the Required Information; (4) with respect to any interim financial statements (including any corresponding predecessor periods), such interim financial statements have not been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722; and (5) the Company’s auditors have not delivered drafts of customary comfort letters, including as to customary negative assurances and change period, or such auditors indicated that they are not prepared to issue such comfort letter; provided that after the commencement of the Marketing Period, the delivery of additional financial statements or pro forma financial information requested by Parent (other than information required due to the passage of time) and required to be delivered pursuant to this Section 5.8(f)(i)(D) shall not terminate or restart the Marketing Period;

(E)    cooperating with Parent to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance as requested by Parent, including in connection with any arrangements to be effectuated after the Closing;

(F)    reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date;

(G)    delivering notices of prepayment within reasonable time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness;

(H)    providing executed authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or the Company Subsidiaries or securities and executing ratings agency engagement letters as required in connection with the Debt Financing (provided, that the Company shall not be required to pay any cost or expenses relating to rating agency engagement letters);

(I)    taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (1) permit the consummation of the Debt Financing (including, to the fullest extent permitted by applicable Law, distributing the proceeds of the Debt Financing, if any, obtained by any Company Subsidiary to the Surviving Corporation), and (2) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high-yield debt financing, by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time; and

(J)    furnishing Parent and the Debt Financing Sources with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, at least 5 Business Days prior to the Closing Date that are requested at least 10 Business Days prior to the Closing Date (or with respect to any Debt Financing Source identified after the date that is 10 Business Days prior to the Closing, at least 3 Business Days prior to the Closing Date (without regard to when such documentation and information is requested).

(ii)    Notwithstanding the provisions of Section 5.8(f)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of the Company Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses with respect to the Debt Financing prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement (other than with respect to authorization letters and ratings agency engagement letters referred to in Section 5.8(f)(i)(H) that is effective prior to the Closing) with respect to the Debt Financing that is effective prior to the Effective Time, (C) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time, (D) provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged, (E) take any action that, in the reasonable good faith determination of the Company, would reasonably materially interfere with the conduct of the business or the Company and the Company Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries or (F) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any agreement to which the Company or any of the Company Subsidiaries is a party. In addition, (1) no action, liability or obligation of the Company, any of the Company Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of the Company Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Debt Financing) relating to the Debt Financing that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, and (2) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 5.8 will require (A) any officer or Representative of the Company or any of the Company Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 5.8(f)(i) or any other provision of this Agreement that would be expected to result in personal liability to such officer or Representative, or (B) the members of the Company Board as of immediately prior to the Effective Time to approve any financing or Contracts related thereto, which approval would be effective prior to the Effective Time.

(g)    Use of Logos. The Company hereby consents to the use of all logos of the Company and the Company Subsidiaries in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the Merger.

(h)    Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Subsidiary will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(i)    Company Reimbursement and Indemnification.

(i)    Upon request by the Company, Parent shall promptly (and in any event within thirty (30) calendar days following invoice) reimburse the Company and the Company Subsidiaries for all out-of-pocket costs and expenses (including accounting and legal fees and expenses) incurred by the Company and/or any of the Company Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.8(f).

(ii)    Parent shall indemnify and hold harmless the Company and the Company Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 5.8(f) and any information utilized in connection therewith (other than information provided by the Company or any of the Company Subsidiaries).

Section 5.9    Directors and Officers Exculpation, Indemnification and Insurance.

(a)    Existing Agreements and Protections. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and all indemnification agreements existing as of the Agreement Date between the Company or any of the Company Subsidiaries and any of their respective current or former directors and officers (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and the Company Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and the Company Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses with respect to acts, errors, omissions and service prior to the Effective Time that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and the Company Subsidiaries as of the Agreement Date, and such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law; provided, that the Company and Parent hereby agree that the provisions of the Certificate of Incorporation of the Surviving Corporation as set forth on Exhibit B hereto satisfy the requirements of this sentence with respect to the certificate of incorporation of the Company.

(b)    Indemnification. Without limiting the generality of the provisions of Section 5.9(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Person to the extent currently provided for in the Company Charter Documents from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of the Company Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the Transactions; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 5.9(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) the Surviving Corporation shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person promptly after statements therefor are received, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent; provided, that undertakings consistent with Section 145(e) of the DGCL shall be provided by an Indemnified Person to the extent required or permitted by applicable Law or the governing documents of the Company and the Company Subsidiaries.

(c)    Insurance. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company shall purchase a six-year “tail” prepaid policy on the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”); provided that the Company does not pay for such “tail” prepaid policy more than six times the Maximum Premium. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder.

(d)    Successors and Assigns. If the Surviving Corporation (or Parent) or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation (or Parent) shall assume all of the obligations of the Surviving Corporation set forth in this Section 5.9.

(e)    No Impairment; Third-Party Beneficiaries. The obligations set forth in this Section 5.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 5.9(c) (and their heirs and representatives) are intended to be third-party beneficiaries of this Section 5.9, with full rights of enforcement as if a party thereto.

(f)    Preservation of Other Rights. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

Section 5.10    Transaction Litigation. Prior to the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 7.1, the Company shall promptly notify Parent of all Legal Proceedings commenced, threatened in writing or, to the Company’s Knowledge, otherwise threatened against the Company or any of the Company Subsidiaries, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings and other documentation with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent reasonable opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected (provided that the Company shall use its commercially reasonable efforts to allow for such participation in a manner that does not violate attorney-client privilege)); and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and consider any feedback from Parent in good faith. Further, the Company may not, and shall cause its Affiliates not to, compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). None of the Company, Parent or Merger Subsidiary shall cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the Transactions, and the Company, Parent and Merger Subsidiary shall reasonably cooperate with the other parties hereto in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such Transactions.

Section 5.11    Rule 16b-3. The Company shall take all such steps as may be required to cause the Transactions, and any other dispositions of equity securities (including derivative securities) of the Company by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12    Employee Matters.

(a)    For purposes of this Section 5.12, (i) the term “Covered Employees” means employees who are actively employed by the Company or any Company Subsidiary at the Effective Time; and (ii) the term “Continuation Period” means the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b)    During the Continuation Period, Parent shall, or shall cause the Surviving Corporation or any Company Subsidiary to, other than as agreed in writing with any Covered Employee, provide to the Covered Employees for so long as such Covered Employees remain employees of Parent, the Surviving Corporation or any Company Subsidiary during the Continuation Period, compensation (such term to include salary, annual cash bonus opportunities, commissions and severance) and benefits that are, in the aggregate, no less favorable than the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and material employee benefits (excluding any defined benefit pension plan or retiree medical benefits) being provided to Covered Employees immediately prior to the Effective Time.

(c)    In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, for Covered Employees who become eligible during the calendar year including the Effective Time: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the Company Employee Benefit Plan that the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(d)    As of the Effective Time, Parent shall recognize, or shall cause the Surviving Corporation and their respective Subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of the Company Subsidiaries) for vesting and eligibility purposes (but, subject to applicable local Law, not for benefit accrual purposes under any defined benefit pension plan or retiree medical benefits, except for vacation and severance, as applicable) to the same extent as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar material Company Employee Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time. In no event shall anything contained in this Section 5.12(d) result in any duplication of benefits for the same period of service.

(e)    The provisions of this Section 5.12 are for the sole benefit of the parties to this Agreement and nothing in this Section 5.12 shall (i) be construed to limit the right of Parent, the Company, or any of the Company Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend or terminate any Company Employee Benefit Plan, Employee Benefit Plan or other employee benefit or compensation plan, program, agreement or arrangement, (ii) be construed as an amendment to any Company Plan, Company Employee Benefit Plan or other employee benefit or compensation plan, program, agreement or arrangement, (iii) be construed to require Parent, the Company, or any of the Company Subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular Person for any fixed period of time following the Effective Time; or (iv) confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or current or former employees, directors, or independent contractors of the Company or any of its Affiliates), other than the parties hereto, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.12 under or by reason of any provision of this Agreement.

Section 5.13    Confidentiality. The parties hereto acknowledge that Parent and the Company have previously executed a nondisclosure agreement, dated as of August 30, 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms and survive the termination of this Agreement, except as expressly modified herein; provided, that the Confidentiality Agreement shall automatically terminate at the Effective Time.

Section 5.14    Midco Transaction. Neither Parent nor Merger Subsidiary has any plan or intention to take any action with respect to the Company subsequent to the Closing that would cause the Transactions to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

Section 5.15    Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform their respective obligations under this Agreement and to consummate the Merger and the Transactions upon the terms and subject to the conditions set forth in this Agreement. Until the Effective Time, Parent and Merger Subsidiary will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.

Section 5.16    Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Subsidiary, will execute and deliver to Merger Subsidiary and the Company a written consent approving the Merger in accordance with the DGCL.

Section 5.17    Works Councils. The parties hereto shall cooperate and comply in all material respects with all notification, consultation and other processes necessary to effectuate the transactions contemplated by this Agreement, which shall include any required notifications and consultation and other processes with respect to any works council, economic committee, union or similar body as required to either (i) obtain an opinion or acknowledgment from any works council, economic committee, union or similar body or (ii) establish that the parties hereto are permitted to effect the Closing without such opinion or acknowledgment.

Section 5.18    Notification of Certain Matters. During the Interim Period, Parent shall give, as soon as reasonably practicable, notice to the Company, and the Company shall give, as soon as reasonably practicable, notice to the Parent, respectively, of, to such party’s Knowledge, (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of such Person (or, in the case of the Parent’s obligation to provide notice, any representation or warranty of the Merger Subsidiary) contained in this Agreement to be untrue or inaccurate (i) in the case of any representation or warranty of the Company, in any manner that would result in the failure of the condition set forth in Section 6.2(a), or (ii) in the case of any representation or warranty of Parent or Merger Subsidiary, in any manner that would result in the failure of the condition set forth in Section 6.3(a), (b) any material breach by such Person (or, in case of the Parent’s obligation to provide notice, any material breach by Merger Subsidiary) of any covenant or agreement set forth in this Agreement (including clause (c) of this Section 5.18), in each case at any time from and after the Agreement Date until the Effective Time or (c) any legal or contractual developments with respect to the items set forth in Section 3.16(c) of the Company Disclosure Schedules that, individually or in the aggregate, are or would be reasonably likely to be material to the Company and the Company Subsidiaries (taken as a whole) (provided, however, that as long as the failure to give such notice does not materially and adversely prejudice the ability of the party to whom such notice was to be given pursuant to this Section 5.18 to terminate this agreement pursuant to Section 7.1(d) or Section 7.1(f), respectively, the failure to give any such notice shall not be treated as a breach of covenant for purposes of Section 6.2(b) or Section 6.3(b), as applicable).

Section 5.19    Director Resignations. The Company shall cause (a) each member of the Company Board, (b) each director or manager of each Company Subsidiaries and/or (c) each officer of each of the Company and each Company Subsidiary, in each case, if requested by the Parent to the Company in writing at least three (3) Business Days prior to the Closing, to tender his or her resignation effective as of the Closing, as the case may be and shall cause the Company Board and the board (or equivalent governing body) of any relevant Company Subsidiary to pass any relevant resolutions and make any necessary filings in connection with any such resignations.

Section 5.20    State Takeover Laws. The Company shall not intentionally take any action that would cause any “takeover law” to become applicable to this Agreement or the Transactions. If any “fair price”, “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by this Agreement, the Company shall use its commercially reasonable efforts to (a) take such actions to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions to eliminate or minimize the effects of any such statute or regulation on the Transactions.

ARTICLE VI

CONDITIONS TO MERGER

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a)    Governmental Approvals. The waiting periods (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable Antitrust Law shall have expired or been terminated, and the consents, approvals, permits, Orders, declarations or filings with, or notice to, any Governmental Authority (each, a “Governmental Approval”) to the consummation of the Merger set forth on Section 6.1(a) of the Company Disclosure Schedules shall have been obtained.

(b)    No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have:

(i)    enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any applicable Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting, enjoining, restraining or preventing the consummation of the Merger; or

(ii)    issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal or which has the effect of prohibiting, enjoining, restraining or preventing the consummation of the Merger.

(c)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(d)    Marketing Period. The Marketing Period shall have been completed.

Section 6.2    Additional Conditions to Parent’s and Merger Subsidiary’s Obligations to Effect the Merger. The obligations of Parent and Merger Subsidiary to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Closing of the following conditions:

(a)    The representations and warranties of the Company set forth in:

(i)    Section 3.1 (Organization), Section 3.3(a) (Authorization; No Conflict), Section 3.3(b) (Authorization; No Conflict), Section 3.3(d)(i) (Authorization; No Conflict), Section 3.4 (Subsidiaries), Section 3.6(c) (Absence of Material Adverse Changes, etc.; Undisclosed Liabilities) and Section 3.8 (Broker’s or Finder’s Fees) shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Closing as if made at and as of such time;

(ii)    Section 3.2 (Capitalization) shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Closing as if made at and as of such time, other than any inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to Parent or its Subsidiaries (including, after the Closing, the Surviving Corporation) of more than $3,500,000 in the aggregate; and

(iii)    the rest of this Agreement (other than those provisions described in clauses (ii) and (iii) of this Section 6.2(a)) shall be true and correct as of the Agreement Date and as of immediately prior to the Closing as if made at and as of such time except where any failures of any such representations and warranties to be true and correct (and in each case, without giving effect to any limitation as to “material,” “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) have not had and would not reasonably be expected to have a Company Material Adverse Effect;

provided that in the event that any such representation or warranty is made as of a specific date, such representation or warranty shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)    The Company shall have performed or complied in all material respects with its obligations or covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)    The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying the satisfaction by the Company of the conditions set forth in Section 6.2(a) and Section 6.2(b).

(d)    The Company shall have delivered to Parent an affidavit from the Company, sworn under penalties of perjury, stating that the Company is not and has not been at any time during the five-year period immediately preceding the Closing Date, a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code), dated as of the Closing Date and in the form and substance required under Treasury Regulation Section 1.897-2(h).

Section 6.3    Additional Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Closing of the following conditions:

(a)    The representations and warranties of Parent and Merger Subsidiary set forth in Article IV shall be true and correct as of the Agreement Date and as of immediately prior to the Closing as if made at and as of such time except where any failures of any such representations and warranties to be true and correct (and in each case, without giving effect to any limitation as to “material” or “materiality” set forth in such representations and warranties) have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Subsidiary to consummate the Transactions; provided that in the event that any such representation or warranty is made as of a specific date, such representation or warranty shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b)    Each of Parent and Merger Subsidiary shall have performed or complied in all material respects with its obligations or covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)    Each of Parent and Merger Subsidiary shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying the satisfaction by the Company of the conditions set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4    Frustration of Closing Conditions. No party hereto may rely on the failure of any condition to its obligations to consummate the Merger set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, if such party’s material breach of any provision of this Agreement was the proximate cause of such failure.

ARTICLE VII

TERMINATION

Section 7.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, only as follows:

(a)    by mutual written agreement of Parent and the Company at any time prior to the Effective Time;

(b)    by either Parent or the Company if the Effective Time shall not have occurred on or before May 26, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto if the failure of the Closing to occur by the Termination Date was proximately caused by a material breach or inaccuracy of any of the representations, warranties, covenants, obligations or agreements hereunder of the party seeking to terminate this Agreement such that the other party has the right to terminate this Agreement pursuant to Section 7.1(d) or Section 7.1(f), as applicable;

(c)    by either Parent or the Company if any Order restraining, enjoining or otherwise prohibiting (in each case, to a date following the Termination Date) prior to the Effective Time, the consummation of the Merger, in each case, shall become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party hereto if the issuance of any such Order was proximately caused by the failure to fulfill in any material respect any obligation under this Agreement;

(d)    by the Company at any time prior to the Effective Time (i)(A) as a result of a material breach of any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement or (B) in the event that any of the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement shall have been inaccurate as of the Agreement Date or shall have become inaccurate as of any subsequent date, that in the case of either clauses (A) or (B) which breach or inaccuracy would result in any of the conditions set forth in Section 6.3(a) or Section 6.3(b) not being satisfied, and (ii) such breach or inaccuracy is not curable by the Termination Date, or if curable through commercially reasonable efforts, is not cured within thirty (30) days following the date the Company gives Parent written notice of such breach or inaccuracy; provided, that the Company is not then in material breach of any of its covenants or agreements set forth herein and none of the representations and warranties of the Company set forth in this Agreement are or have become inaccurate in any material respect such that Parent has the right to terminate this Agreement pursuant to Section 7.1(f);

(e)    by the Company (unless the Company shall have breached, in any material respects, its obligations under Section 5.3 such that Parent would, at the time of such termination, have the right to terminate this Agreement pursuant to Section 7.1(g)(iv)) at any time prior to the Effective Time, if (i) the Company Board (or any committee thereof) has effected a Change of Recommendation and entered into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company pays to Parent the Company Termination Fee in accordance with Section 7.4(a)(ii);

(f)    by Parent at any time prior to the Effective Time (i)(A) as a result of a material breach of any covenant or agreement on the part of the Company set forth in this Agreement or (B) in the event that any of the representations and warranties of the Company set forth in this Agreement shall have been inaccurate as of the Agreement Date or shall have become inaccurate as of any subsequent date, that would, in the case of either clauses (A) or (B), result in any of the conditions set forth in Section 6.2(a) or Section 6.2(b) not being satisfied, and (ii) such breach or inaccuracy is not curable by the Termination Date, or if curable through commercially reasonable efforts, is not cured within thirty (30) days following the date Parent gives the Company notice of such breach or inaccuracy; provided, that Parent and Merger Subsidiary are not then in material breach of any of their respective covenants or agreements set forth herein and none of the representations and warranties of the Parent or Merger Subsidiary set forth in this Agreement are or have become inaccurate in any material respect such that the Company has the right to terminate this Agreement pursuant to Section 7.1(d);

(g)    by Parent, prior to the Effective Time, if: (i) the Company Board (or any committee thereof) shall have effected a Change of Recommendation; (ii) the Company Board (or any committee thereof) shall have approved, endorsed or recommended to the stockholders of the Company an Acquisition Proposal or Acquisition Transaction (other than the Merger); (iii) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by the Parent or an Affiliate of the Parent) and the Company Board (or any committee thereof) shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer; or (iv) the Company shall have breached in any material respects its obligations under Section 5.3; provided, that any such termination must occur within five (5) Business Days after Parent was given written notice by the Company of the applicable event triggering the Parent’s termination right under this Section 7.1(g);

(h)    by the Parent, prior to the Effective Time, if: (i) the Company Board (or any committee thereof) shall have failed to include the Company Board Recommendation in the Proxy Statement or (ii) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by the Parent or an Affiliate of the Parent) and the Company Board (or any committee thereof) shall have failed to recommend against acceptance of such tender or exchange offer within 10 Business Days after the commencement of such offer; provided, that any such termination must occur within five (5) Business Days after the Parent was given written notice by the Company of the applicable event triggering the Parent’s termination right under this Section 7.1(h);

(i)    by the Company, upon written notice to Parent, if: (i) the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied); (ii) the full proceeds to be provided to the Parent and Merger Subsidiary by the Debt Financing or any Alternative Debt Financing are not available to Parent or Merger Subsidiary on the terms of the Debt Commitment Letters or New Debt Commitment Letters, as applicable, to consummate the Merger, (iii) the Company has given notice in writing representing that it is ready, willing and able to complete the Closing and (iv) Merger Subsidiary shall have failed to consummate the Merger within three (3) Business Days following receipt of such notice from the Company; provided, that notwithstanding anything in Section 7.1(b) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.1(b) during any such three (3) Business Day period;

(j)    by Parent, if there shall have been, individually or in the aggregate, a Company Material Adverse Effect; or

(k)    by either Parent or the Company if the Stockholders Meeting is held at which a vote to obtain the Company Stockholder Approval is taken, but at such Stockholders Meeting, the Company Stockholder Approval is not obtained.

Section 7.2    Notice of Termination. A party terminating this Agreement pursuant to Section 7.1 (other than Section 7.1(a)) shall deliver a written notice to the other party setting forth specific basis for such termination and the specific provision of Section 7.1 pursuant to which this Agreement is being terminated. A valid termination of this Agreement pursuant to Section 7.1 (other than Section 7.1(a)) shall be effective upon receipt by the non-terminating party of the foregoing written notice.

Section 7.3    Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, manager, officer, employee, agent, consultant or Representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 5.7, Section 5.13, Section 7.3, Section 7.4 and Article VIII, each of which shall survive the termination of this Agreement, and (b) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful breach committed in connection with this Agreement or any of Transactions; provided, however, that other than in the case of the equitable remedy of specific performance in accordance with Section 8.5, in no event shall (a) Parent’s and Merger Subsidiary’s aggregate liability for willful breach exceed an amount equal to the amount of the Parent Termination Fee, and (b) the Company’s liability for willful breach exceed an amount equal to the amount of the Company Termination Fee, plus the amount of Parent Expenses required to be paid to Parent pursuant to Section 7.4(c).

Section 7.4    Termination Fees.

(a)    Company Termination Fees.

(i)    In the event that (A) this Agreement is terminated pursuant to Section 7.1(b) (other than a termination resulting from the failure of the conditions set forth in Section 6.1(a) and Section 6.1(b) to be satisfied prior to the Termination Date), Section 7.1(f) or Section 7.1(g)(iv), (B) after the Agreement Date and prior to the time of such termination (1) a bona fide written offer, proposal or similar indication of interest for a Competing Acquisition Transaction (other than a re-affirmation of an offer, proposal or similar indication of interest provided prior to the Agreement Date), or (2) a material revision of any bona fide Competing Acquisition Transaction that became publicly known prior to, on or after the Agreement Date, in each case, shall have become publicly known or become known to the Company Board (or any committee thereof) and shall offer as consideration for each share of Company Common Stock consideration valued at a price per share equal to or greater than the Merger Consideration, (C) at the time of termination pursuant to Section 7.1(b), Section 7.1(f) or Section 7.1(g)(iv), no Financing Commitment Letter shall have been terminated, withdrawn or rescinded without being replaced by alternative financing commitments sufficient to consummate the Transactions and (D) within twelve (12) months’ following the termination of this Agreement, the foregoing Competing Acquisition Transaction is consummated or the Company enters into an Alternative Acquisition Agreement (including with respect to the Competing Acquisition Transaction referenced in clause (B) of this sentence) and a Competing Acquisition Transaction (including the Competing Acquisition Transaction referenced in clause (B) of this sentence) is subsequently consummated, then within two (2) Business Days after consummation of such Competing Acquisition Transaction, the Company shall pay to Parent (or its designee) the Company Termination Fee, less, other than in the case of fraud or willful breach, the amount of any Parent Expenses previously paid to Parent pursuant to Section 7.4(d) (if any), by wire transfer of immediately available funds. “Company Termination Fee” means an amount equal to $18,270,000.

(ii)    In the event that this Agreement is terminated pursuant to Section 7.1(e), then as a condition to such termination of this Agreement, the Company shall pay to Parent (or its designee) the Company Termination Fee on the date of termination by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)    In the event that this Agreement is terminated pursuant to clauses (i), (ii) or (iii) of Section 7.1(g) or Section 7.1(h), then within two (2) Business Days after the date of termination, the Company shall pay to Parent (or its designee) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iv)    The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(b)    Parent Termination Fee.

(i)    In the event that this Agreement is terminated pursuant to Section 7.1(i), then within two (2) Business Days after the date of termination, Parent shall pay to the Company a fee equal to $26,100,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(ii)    The parties hereto acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(iii)    Notwithstanding anything to the contrary in this Agreement, in the event that the Company has exercised or attempted to exercise its rights to specific performance as provided in Section 8.5, the Company shall not be entitled to the Parent Termination Fee unless the Company has terminated this Agreement pursuant to Section 7.1(i) on or before the tenth (10th) Business Day after an Order denying the Company a grant of specific performance to consummate the Closing as provided in Section 8.5 has become effective, final and nonappealable; provided, however, that in the event that the Closing has occurred, the Company shall not under any circumstances be entitled to the Parent Termination Fee or any other damages.

(c)    Parent Expenses. In the event this Agreement is terminated by Parent pursuant to Section 7.1(f) then, within two (2) Business Days after demand by Parent, the Company shall reimburse, Parent up to $2,000,000 in respect of reasonable and documented fees and expenses (including legal fees and expenses) incurred by Parent and its Affiliates either (x) on or prior to the termination of this Agreement in connection with the Transactions (including the Financing) or (y) in connection with any Legal Proceeding in respect of this Agreement after such termination (the “Parent Expenses”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 7.4(a)(i) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 7.4(c); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 7.4(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.4(a)(i). For the avoidance of doubt, (x) in no event shall the Company be required to pay the Parent Expenses on more than one (1) occasion and (y) other than in the case of fraud or willful breach, in no event shall the sum of the Parent Expenses and the Company Termination Fee payable by the Company exceed an amount equal to the Company Termination Fee.

(d)    Acknowledgement. Each of the parties acknowledges and agrees that:

(i)    the covenants set forth in this Section 7.4 are an integral part of this Agreement and the Transactions, and that, without these agreements, Parent, Merger Subsidiary and the Company would not have entered into this Agreement;

(ii)    the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 7.4(a) or Section 7.4(b) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, or any other matter forming the basis for any losses or damages suffered or incurred, and shall be

(other than in the case of fraud) (A) in addition to the Parent Expenses (if applicable), the sole monetary remedy of Parent in the event of a termination of this Agreement where the Company Termination Fee is payable by the Company pursuant to Section 7.4(a) and the Company Termination Fee is actually paid to Parent and (ii) the sole monetary remedy of the Company in the event of a termination of this Agreement where the Parent Termination Fee is payable by Parent pursuant to Section 7.4(b) and the Parent Termination Fee is actually paid to the Company; and

(iii)    (A) in the event that the Parent shall accept the Company Termination Fee and any Parent Expenses (if applicable) as provided under this Section 7.4, (I) the receipt of such amounts shall be Parent’s and Merger Subsidiary’s sole and exclusive remedy under this Agreement (other than in the case of fraud), (II) notwithstanding anything to the contrary herein, Parent and Merger Subsidiary shall no longer be entitled to seek specific performance pursuant to Section 8.5 and (III) other than in the case of fraud, none of Parent, Merger Subsidiary, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other Legal Proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination and the Parent shall cause any such Legal Proceeding brought by Parent, Merger Subsidiary or any of their Affiliates, and shall use its commercially reasonable efforts (which shall be understood not to include the payment of any material out-of-pocket monies or the agreement to any material undertaking) to cause any Legal Proceeding brought by any other Person, to be dismissed with prejudice promptly (or not undertaken, as applicable) and any event within three (3) Business Days following the payment of the Company Termination Fee and any Parent Expenses (if applicable); and (B) in the event that the Company shall accept the Parent Termination Fee as provided under this Section 7.4, (I) the receipt of such fee shall be the Company’s sole and exclusive remedy under this Agreement (other than in the case of fraud), (II) notwithstanding anything to the contrary herein, the Company shall no longer be entitled to seek specific performance pursuant to Section 8.5 and (III) other than in the case of fraud, none of the Company, any of its Affiliates or any other Person shall be entitled to bring or maintain any other Legal Proceeding against Parent, Merger Subsidiary, any Debt Financing Source or any of their respective Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination and the Company shall cause any such Legal Proceeding brought by the Company or its Affiliates, and shall use its commercially reasonable efforts (which shall be understood not to include the payment of any material out-of-pocket monies or the agreement to any material undertaking) to cause any Legal Proceeding brought by any other Person, to be dismissed with prejudice promptly (or not undertaken, as applicable) and in any event within three (3) Business Days from the payment of the Parent Termination Fee. Notwithstanding anything to the contrary in this Agreement, to the extent any party hereto seeks specific performance pursuant to Section 8.5, the Termination Date shall be automatically extended to (x) the tenth (10th) Business Day following the date on which an Order with respect to such request for specific performance has become effective, final and nonappealable, or (y) such other time period established in such Order.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1    Amendment or Supplement. Subject to applicable Law, except as set forth in Section 8.11, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Subsidiary and the Company; provided, however, that in the event that this Agreement has been approved by stockholders of the Company in accordance with the DGCL, no amendment shall be made to this Agreement that requires the approval of such stockholders of the Company without such approval and following the Closing, no amendment shall be made which decreases the Merger Consideration.

Section 8.2    Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; provided, however, that after adoption of this Agreement by the holders of Company Common Stock (if applicable), no waiver shall be made which would pursuant to applicable Law require further approval by such holders without obtaining such further approval; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Merger Subsidiary or Parent in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.3    No Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the earlier of the Closing or the termination of this Agreement. This Section 8.3 shall not limit the survival of any covenant or agreement of the parties hereto contained in this Agreement which by its terms contemplates performance after the earlier of the Closing or the termination of this Agreement.

Section 8.4    Entire Agreement; No Third-Party Beneficiary. This Agreement, including the exhibits and annexes hereto, the Company Disclosure Schedules, the documents and instruments relating to the Merger referred to in this Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUBSIDIARY, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE

NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any Person, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except with respect to the directors and officers of the Company covered by Section 5.9(e) and the Debt Financing Sources as set forth in Section 8.11.

Section 8.5    Applicable Law; Jurisdiction; Remedies.

(a)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereto hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the federal courts of the United States of America located in the County of New Castle, Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENT LETTERS OR THE TRANSACTIONS (INCLUDING THE FINANCING). EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE

FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.5.

(c)    The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform the provisions of this Agreement (including any party hereto failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that, subject to Section 7.4, (A) the parties hereto will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to seek an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 7.4 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Subsidiary, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to seek specific performance to cause Parent and/or Merger Subsidiary to draw down the full proceeds of the Equity Financing and to cause Parent or Merger Subsidiary to consummate the Merger on the terms and subject to the conditions in this Agreement, if, and only if, (A) all conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) have been satisfied or waived, (B) the Debt Financing (or, if Alternative Debt Financing with respect thereto is being used in accordance with Section 5.8(c), pursuant to the New Debt Commitment Letters) has been funded or the Debt Financing Sources have provided definitive confirmations to Parent in writing that the Debt Financing will be funded at the Closing (in each case in accordance with the terms and conditions of the Debt Commitment Letters) if the Equity Financing is funded at the Closing pursuant to the terms and conditions of the Equity Commitment Letter and (C) the Company has irrevocably confirmed in a written notice to Parent that (1) all of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) have been satisfied or waived, and (2) if specific performance is granted and the Financing is consummated, then the Closing will occur.

(d)    Each party hereto acknowledges and agrees that the rights to an injunction, specific performance or other equitable remedy contemplated herein are an integral part of the Transactions and without such right, none of the parties hereto would have entered into this Agreement. The parties hereto hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party hereto, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any party under this Agreement. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party hereto irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The parties hereto further agree that nothing set forth in this Section 8.5 shall require any party hereto to institute any proceeding for specific performance under this Section 8.5 prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 8.5 or anything set forth in this Section 8.5 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

(e)    Notwithstanding anything to the contrary, in the event that the Company pursues the collection of damages from Parent, Merger Subsidiary or any of their Affiliates, in connection with this Agreement or the Transactions (other than for fraud), (i) the parties hereto agree that such damages shall not in any event be in excess of the amount of the Parent Termination Fee, (ii) the receipt of such damages shall be the Company’s sole and exclusive remedy under this Agreement and shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, (iii) notwithstanding anything to the contrary herein, the Company shall no longer be entitled to seek specific performance pursuant to this Section 8.5 and (iv) none of the Company nor any of its Affiliates shall be entitled to bring or maintain any other Legal Proceeding against Parent, Merger Subsidiary or any of their respective Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such damages claim and the Company shall cause any such Legal Proceeding brought by the Company or its Affiliates, and shall use its commercially reasonable efforts (which shall be understood not to include the payment of any out-of-pocket monies or the agreement to any material undertaking) to cause any Legal Proceeding brought by any other Person, to be dismissed with prejudice promptly (or not undertaken, as applicable) and in any event within three (3) Business Days from the payment of such damages.

(f)    Notwithstanding anything to the contrary, in the event that Parent or Merger Subsidiary pursues the collection of damages from the Company or any of its Affiliates, in connection with this Agreement or the Transactions (other than for fraud), (i) the parties agree that such damages shall not in any event be in excess of the amount of the Company Termination Fee plus Parent Expenses, (ii) the receipt of such damages shall be Parent’s and Merger Subsidiary’s sole and exclusive remedy under this Agreement and shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or Merger Subsidiary or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, (iii) notwithstanding anything to the contrary herein, Parent and Merger Subsidiary shall no longer be entitled to seek specific performance pursuant to this Section 8.5 and (iv) neither Parent, nor Merger Subsidiary, nor any of their respective Affiliates shall be entitled to bring or maintain any other Legal Proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such damages claim and Parent shall cause any such Legal Proceeding brought by the Parent, Merger Subsidiary or any of their respective Affiliates, and shall use its commercially reasonable efforts (which shall be understood not to include the payment of any out-of-pocket monies or the agreement to any material undertaking) to cause any Legal Proceeding brought by any other Person, to be dismissed with prejudice promptly (or not undertaken, as applicable) and in any event within three (3) Business Days from the payment of such damages.

Section 8.6    Assignment. Subject to Section 8.11(c), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that each of Parent and Merger Subsidiary may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of the Company, but no such assignment shall relieve Parent or Merger Subsidiary of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 8.7    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail or facsimile (with confirmation of transmission, whether electronic or otherwise) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.7):

if to Merger Subsidiary or Parent:

c/o Marlin Equity Partners

338 Pier Avenue

Hermosa Beach, CA 90254

Attn:    Nate Pingelton

            Az Virji

E-mail:    npingelton@marlinequity.com

                avirji@marlinoperations.com

Facsimile: (310) 364-0110

with a copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attn: Rick Presutti

E-mail: rick.presutti@srz.com

Facsimile: (212) 593-5955

if to the Company:

Bazaarvoice, Inc.

10901 South Stonelake Blvd.

Austin, Texas 78759

Attn: Kin Gill, Chief Legal Officer, General Counsel and Secretary

E-mail: kin.gill@bazaarvoice.com

with a copy to (which copy shall not constitute notice):

DLA Piper LLP (US)

401 Congress Ave., Suite 2500

Austin, TX 78701

Attn: John J. Gilluly, III, PC

E-mail: john.gilluly@dlapiper.com

Facsimile: (512) 457-7001

Section 8.8    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 8.9    Construction.

(a)    For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Annexes”, “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Annexes and Exhibits to this Agreement.

(e)    The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual dataroom set up by the Company in connection with this Agreement, on or before the day that is two (2) Business Days prior to the Agreement Date.

(f)    The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)    The table of contents to this Agreement and the Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(h)    Unless the context otherwise requires, “or”, “neither”, “nor”, “any”, “either”, and “or” shall not be exclusive.

(i)    The word “day”, unless otherwise indicated, shall be deemed to refer to a calendar day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

Section 8.10    Counterparts; Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

Section 8.11    Debt Financing. Notwithstanding anything to the contrary contained in this Agreement:

(a)    The Company, on behalf of itself, each of the Company Subsidiaries and each of its and their respective Affiliates, and each of their respective Representatives, hereby (i) acknowledges that no Debt Financing Source shall have any liability under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute related to, or arising from, the Debt Financing, the Debt Commitment Letters or the performance thereof, (ii) waives any rights or claims that it may have against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise, and (iii) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letters or the transactions contemplated hereby or thereby.

(b)    With respect to any dispute or proceeding against any Debt Financing Source relating to this Agreement, the Debt Financing, the Debt Commitment Letters or the transactions contemplated hereby or thereby, each party hereto, on behalf of itself, each of its Subsidiaries and Affiliates, and each of their respective Representatives, (i) submits to the exclusive jurisdiction of the courts of the State of New York or federal courts of the United States of America, in each case, sitting in the Borough of Manhattan, and any appellate court from any thereof (the courts described in this clause (i), the “Applicable Courts”), and agrees that all claims in respect of any such litigation may be heard and determined only in the Applicable Courts, (ii) waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any proceeding in any Applicable Court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such proceeding in any Applicable Court, and (iv) agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit in on the judgment or any other manner provided by Law.

(c)    Parent and Merger Subsidiary may collaterally assign any or all of its rights hereunder to any Debt Financing Source.

(d)    Each party hereto agrees that each Debt Financing Source shall be an intended third-party beneficiary of each of the provisions of Section 8.1, Section 8.4, Section 8.6 and this Section 8.11 and shall be entitled to rely on and enforce any and all such provisions.

(e)    None of the provisions of this Agreement described in Section 8.1, Section 8.4, Section 8.6 or this Section 8.11 may be amended, modified or supplemented in a manner that is adverse in any material respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BV PARENT, LLC

By:	/s/ Nathan Pingelton
Name:	Nathan Pingelton
Title:	President

BV MERGER SUB, INC.

By:	/s/ Nathan Pingelton
Name:	Nathan Pingelton
Title:	President

BAZAARVOICE, INC.

By:	/s/ Gene Austin
Name:	Gene Austin
Title:	Chief Executive Officer and President

ANNEX A

FUNDING PARTIES

Marlin Equity IV, L.P.

Marlin Equity V, L.P.

Annex A - 1

EXHIBIT A

DEFINITIONS

1.1    Cross-Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below will have the respective meanings therein defined:

Terms	Definition
Agreement	Preamble
Agreement Date	Preamble
Alternative Acquisition Agreement	Section 5.3(a)(iv)
Alternative Debt Financing	Section 5.8(c)
Applicable Courts	Section 8.11(b)
Capital Expenditure Plan	Section 5.2(b)(xiv)
Capitalization Date	Section 3.2(a)
Certificates	Section 1.3(a)
Change of Recommendation	Section 5.3(d)
Closing	Section 1.1(b)
Closing Date	Section 1.1(b)
Closing Options	Section 1.5(a)(ii)
Closing Restricted Shares	Section 1.5(c)
Closing RSUs	Section 1.5(b)(i)
Company	Preamble
Company Affiliate Transaction	Section 3.24
Company Balance Sheet	Section 3.5(b)
Company Balance Sheet Date	Section 3.5(b)
Company Board	Recitals
Company Board Recommendation	Section 3.3(b)
Company Branch	Section 3.4(a)
Company Charter Documents	Section 3.1
Company Disclosure Schedules	Article III
Company Financial Advisor	Section 3.8
Company Leases	Section 3.17(b)
Company Material Contract	Section 3.16(a)
Company Option Merger Consideration	Section 1.5(a)(i)
Company Permits	Section 3.1
Company Preferred Stock	Section 3.2(a)
Company Registered Intellectual Property	Section 3.13(a)
Company Restricted Share Merger Consideration	Section 1.5(c)
Company RSU Merger Consideration	Section 1.5(b)(i)
Company Stockholder Approval	Section 3.3(a)
Company Subsidiaries	Section 3.1
Company Termination Fee	Section 7.4(a)(i)
Confidentiality Agreement	Section 5.13
Continuation Period	Section 5.12(a)

Exhibit A – 1

Copyrights	Exhibit A, Section 1.2, “Intellectual Property Rights”
Covered Employees	Section 5.12(a)
Customer	Section 3.19(a)
D&O Insurance	Section 5.9(c)
Debt Commitment Letters	Section 4.9(a)
Debt Financing	Section 4.9(a)
Debt Financing Sources	Section 4.9(a)
Determination Notice	Section 5.3(e)(ii)
DGCL	Recitals
Dissenting Shares	Section 1.4
Effective Time	Section 1.1(c)
Equity Commitment Letter	Section 4.9(a)
Equity Financing	Section 4.9(a)
Equity Financing Sources	Section 4.9(a)
ESPP Suspension Date	Section 1.5(f)
Fairness Opinion	Section 3.10
Financing	Section 4.9(a)
Financing Commitment Letters	Section 4.9(a)
Financing Sources	Section 4.9(a)
Foreign Antitrust Laws	Section 3.3(c)
Government Antitrust Entity	Section 5.5(d)(i)
Governmental Approvals	Section 6.1(a)
Guarantee	Recitals
Guarantor	Recitals
Guarantors	Recitals
Indemnified Persons	Section 5.9(a)
Information Statement	Section 3.12(c)
Insurance Policies	Section 3.15
Interim Period	Section 5.1(a)
Material Company Intellectual Property Contract	Section 3.16(a)(vii)
Merger	Recitals
Merger Consideration	Section 1.2(a)
Merger Subsidiary	Preamble
New Debt Commitment Letters	Section 5.8(c)
Notice Period	Section 5.3(e)(ii)
Parent	Preamble
Parent Employee Benefit Plan	Section 5.12(c)
Parent Expenses	Section 7.4(c)
Parent Termination Fee	Section 7.4(b)(i)
Patents	Exhibit A, Section 1.2, “Intellectual Property Rights”
Payment Agent	Section 1.3(a)
Payment Fund	Section 1.3(a)
Proxy Statement	Section 3.12(b)
Qualified Company Employee Benefit Plan	Section 3.9(c)

Exhibit A – 2

Record Date	Section 5.4(d)
Remaining Option Amount	Section 1.5(a)(iii)
Remaining Options	Section 1.5(a)(iii)
Remaining RSU Amount	Section 1.5(b)(ii)
Remaining RSUs	Section 1.5(b)(ii)
SEC	Exhibit A, Section 1.2, “Company SEC Reports”
Stockholders Meeting	Section 5.4(c)
Surviving Corporation	Section 1.1(a)
Termination Date	Section 7.1(b)
Trademarks	Exhibit A, Section 1.2, “Intellectual Property Rights”
Top Customers	Section 3.19(a)
Top Suppliers	Section 3.19(b)
Transaction Litigation	Section 5.10
Uncertificated Shares	Section 1.3(a)

1.2    Certain Definitions. The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“2005 Plan” means the Bazaarvoice, Inc. 2005 Stock Plan.

“2012 Plan” means the Bazaarvoice, Inc. 2012 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and another Person on the whole on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, it being understood and agreed that any “standstill” provision in the confidentiality agreement in question may (i) provide for the automatic termination of any such “standstill” provision upon the Company’s entry into a definitive agreement for a Superior Proposal following the date hereof and (ii) provide that such “standstill” provision shall not prohibit confidential offers or proposals to the Company with respect to an Acquisition Proposal.

“Acquisition Proposal” means any bona fide offer, proposal or similar indication of interest contemplating or otherwise relating to an Acquisition Transaction (other than an offer, proposal or similar indication of interest by Parent, Merger Subsidiary or one of Parent’s other Subsidiaries).

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving, directly or indirectly: (i) any issuance, acquisition or purchase by any Person, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Person beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company or any

Exhibit A – 3

Company Subsidiary and any Person; or (iii) any sale, lease, exchange, transfer or other disposition to any Person of more than twenty percent (20%) of the consolidated assets, revenue or net income of the Company and the Company Subsidiaries (with assets being measured by the fair market value thereof); provided that, for the avoidance of doubt, all references to “Person” in this definition shall include any “group” as defined pursuant to Section 13(d) of the Exchange Act but shall exclude Parent or any of its Affiliates or Representatives.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and all other Laws, including merger control Laws and Foreign Antitrust Laws, prohibiting, limiting, or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York, New York are authorized or required by Law to be closed for business.

“Code” means U.S. Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Employee” means any current employee or officer of the Company or any of the Company Subsidiaries.

“Company Employee Agreement” means any Contract, offer letter or agreement of the Company or any of Company Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee, director or consultant pursuant to which the Company or any Company Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services, including any employment, severance, retention, transaction bonus, change in control, or other similar Contract, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of the Company or any Company Subsidiary, other than severance payments required to be made by the Company or any Company Subsidiaries under applicable foreign Law (other than contractual law).

“Company Employee Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by the Company or any Entity with which the Company or any Company Subsidiary is considered a single employer under Section 414(b), (c) or (m) of the Code (a “Company ERISA Affiliate”) with respect to any current or former employee, officer or director of the Company or any of the Company Subsidiaries or any beneficiary or dependent thereof or with respect to which the Company or any Company ERISA Affiliate would have any liability.

Exhibit A – 4

“Company Equity Awards” means the Company Options, Company RSUs and Company Restricted Shares.

“Company ESPP” means the Bazaarvoice, Inc. 2012 Employee Stock Purchase Plan.

“Company Intellectual Property” means all of the Intellectual Property Rights owned by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any event, effect, occurrence, fact, circumstance, condition or change that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on (a) the assets, business, operations, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Transactions prior to the Termination Date; provided, however, that, except as it relates to clause (b) of this sentence, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Company Material Adverse Effect:

(i)    general economic or political conditions (or changes or disruptions in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii)    conditions (or changes or disruptions in such conditions) generally affecting the industries in which the Company and Company Subsidiaries operate;

(iii)    conditions (or changes or disruptions in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world generally, including (A) changes in interest rates generally in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in equity, debt, derivative or hybrid securities, securities generally (including Company Common Stock) on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iv)    regulatory, legislative or political conditions (or changes or disruptions in such conditions) in the United States or any other country or region in the world or acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof in the United States or any other country or region in the world;

(v)    any changes in applicable Law or GAAP;

(vi)    any natural or man-made hurricane, earthquake, flood, disaster, acts of God or other force majeure events in the United States or any other country or region in the world;

Exhibit A – 5

(vii)    any action (A) that Parent has requested in writing prior to the taking thereof; (B) taken pursuant to and expressly required by this Agreement; or (C) not taken pursuant to and expressly prohibited by this Agreement;

(viii)    the announcement of this Agreement or the pendency or consummation of the Transactions;

(ix)    changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any internal or published forecasts, estimates, projections or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or

(x)    any criminal, civil or administrative litigation, claim, action, hearing, arbitration, investigation or other proceeding threatened, made or brought based upon, arising out of or with respect to this Agreement or any of the Transactions;

except to the extent any such event, effect, occurrence, fact, circumstance, condition or change directly or indirectly results from, arises out of, is attributable to or relates to the matters described in the foregoing clauses (i) through (vi) materially and disproportionately adversely affects the Company and the Company Subsidiaries, taken as a whole, as compared to other companies that operate primarily in the same industries in which the Company and the Company Subsidiaries operate.

“Company Option” means any option to purchase shares of Company Common Stock pursuant to the Stock Plans which, immediately before the Effective Time, has not been exercised, has not expired or has not terminated.

“Company Plan” means, collectively, the Company Employee Benefit Plans and Company Employee Agreements.

“Company Products” means any and all products and services that currently are marketed, offered, sold, licensed, provided or distributed by the Company or any Company Subsidiary.

“Company Restricted Shares” means shares of restricted Company Common Stock granted under the Stock Plans.

“Company RSU” means each award of restricted stock units including those granted pursuant to a Restricted Stock Unit Agreement of the Company outstanding immediately before the Effective Time under any Stock Plan, including any restricted stock unit that is subject to performance-based vesting.

“Company SEC Reports” means the reports, schedules, forms, registration statements, definitive proxy statements and other documents (including exhibits and all information incorporated by reference) filed or furnished by the Company with the United States Securities and Exchange Commission (the “SEC”) or filed or furnished by the Company to the SEC in connection with this Agreement or the Transactions, in each case since May 1, 2015.

Exhibit A – 6

“Competing Acquisition Transaction” has the same meaning as “Acquisition Transaction” except that all references therein to “20%” shall be references to “50%.”

“Contract” means any written agreement, contract, subcontract, lease, understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment.

“Employee Benefit Plan” means (i) each written or unwritten “employee benefit plan” (as such term is defined in ERISA § 3(3)), whether or not such plan is subject to ERISA, (ii) each Stock Plan; and (iii) each other written or unwritten employee benefit plan, program, policy, practice or arrangement, including any retirement or deferred compensation plan, profit sharing plan, and any bonus, incentive, deferred compensation, vacation, or fringe benefit plan, program or policy, other than (a) benefits required by Law and (b) Company Employee Agreements.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Claim” means any action, claim, suit, arbitration, litigation or proceeding, demand, directive, notice of violation, judgment, or Order by any Governmental Authority or Person alleging liability resulting from: (a) the presence, storage, disposal, recycling, handling, Release or threatened Release of, or exposure to, any Hazardous Substances; or (b) any noncompliance with any Environmental Law or term or condition of any environmental Company Permit.

“Environmental Law” means any applicable Law, regulation, Order or permit requirement of any governmental jurisdiction relating to: (a) the protection, investigation or restoration of the environment, human health and safety, or natural resources; (b) the handling, use, storage, treatment, transport, disposal, Release or threatened Release of any Hazardous Substance; or (c) noise, odor or wetlands protection.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Authority” means any national, federal, state, county, municipal, local, international, multinational, supranational or foreign government or other governmental or regulatory body or political subdivision thereof, or any agency or instrumentality of such

Exhibit A – 7

government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Hazardous Substance” means (a) any substance that is regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law or (b) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, with respect to the Company or any Company Subsidiary, all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon, any premiums, penalties and breakage or other fees and related expenses), (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases, installment purchases, factoring arrangements or off balance sheet finance arrangements, (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements (other than any such obligations incurred in the ordinary course of business), (e) all indebtedness for the deferred purchase price of property or services, (other than trade payables incurred in the ordinary course of business), including any “earnout” or similar payments in connection with any previous acquisition(s) by the Company or the Company Subsidiaries or any current or expired Contracts, (f) guaranties securing any indebtedness of another Person and (g) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or any of the Company Subsidiaries.

“Intellectual Property Rights” means any and all statutory and/or common-law rights throughout the world in, arising out of, or associated with any of the following: (i) all United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) all Trade Secrets and similar rights in confidential information, know-how, and materials; (iii) copyrights and all other rights corresponding thereto in any works of authorship, including Software (collectively, “Copyrights”); (iv) all trademark rights and similar rights in trade names, logos, trademarks and service marks together with all of the goodwill associated with the foregoing (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names; (vii) any similar, corresponding or equivalent rights to any of the foregoing; and (viii) any registrations of or applications to register any of the foregoing.

“IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all Software, databases, firmware, hardware and related documentation) and Internet websites.

Exhibit A – 8

“Knowledge” means, with respect to (a) the Company, the actual knowledge of those individuals set forth in Section 1.0(a) of the Company Disclosure Schedules and (b) Parent or Merger Subsidiary, the actual knowledge of those individuals set forth in Section 1.0(b) of the Company Disclosure Schedules.

“Law” means any statute, law, ordinance, regulation, rule, code, Order, constitution, treaty, common law, other requirement or rule of law of any Governmental Authority, excluding, for the avoidance of doubt, the provisions of any Contract (but not, for the avoidance of doubt, any underlying Law applicable to such Contract) between the Company or any Company Subsidiary and a Governmental Authority entered into in the ordinary course with respect to Company Products.

“Leased Real Property” means the real property leased, subleased, occupied or licensed by the Company or any of its Subsidiaries, in each case, as tenant, subtenant, licensee, occupant or other similar party, together with all buildings and other structures, facilities or leasehold improvements, currently or hereafter located therein.

“Legal Proceeding” means any action, suit, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court, tribunal or other Governmental Authority or any arbitrator or arbitration panel.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, claim, infringement, interference, option, right of first refusal, preemptive right, encumbrance or community property interest of any kind or nature whatsoever.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (excluding black-out dates consisting of December 21, 2017 through January 3, 2018; January 15, 2018; February 19, 2018; March 30, 2018; and, if same occurs prior to the expiration of the Debt Commitment Letter, May 28, 2018) throughout which Parent and the Debt Financing Source have received the Required Information and which shall commence on the earlier of (i) the delivery by the Company to Parent and the Debt Financing Source of the Required Information and the authorization letter required pursuant to Section 5.8(f)(H), executed by the Company and with respect to the Required Information (which form of letter shall be provided by Parent to the Company within three (3) Business Days of the Agreement Date) and (ii) the hosting of the first bank meeting with prospective Debt Financing Sources to syndicate the Debt Financing prior to the Closing Date. Notwithstanding the foregoing, the Marketing Period will not commence and will not be deemed to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, the Company has publicly announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement will be required.

Exhibit A – 9

“Maximum Premium” means 300% of the last annual premium paid prior to the Effective Time for the current D&O Insurance.

“Nasdaq” means The NASDAQ Market, LLC.

“Object Code” means computer Software in binary form that is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, directive, stipulation, determination, award or writ, penalty, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Authority or arbitrator, whether preliminary, interlocutory or final, that is binding on or applicable to such Person.

“Permitted Lien” means: (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like statutory Liens arising or incurred in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP and are not more than 30 days past due and have not been filed, recorded or registered in accordance with applicable Law; (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and, in each case, for which an adequate reserve has been provided in accordance with GAAP on the appropriate financial statements; (iii) Liens (other than Liens securing Indebtedness), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate; (iv) zoning, building and other similar codes and regulations; (v) statutory Liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (vi) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; and (vii) Liens that do not materially interfere with the value, use, operation or transfer of, or any of the benefits of ownership of, the property of the Company and the Company Subsidiaries taken as a whole.

“Person” means any individual, Entity or Governmental Authority.

“Public Software” means any software that is licensed or distributed under an open source software or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL) or Affero General Public License (AGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Standards License (SISL), (g) the BSD License and (h) the Apache License.

Exhibit A – 10

“Public Software License” means, with respect to any Public Software, the license pursuant to which the Public Software is licensed or distributed.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including surface water, groundwater, land surface or subsurface strata).

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives.

“Required Information” means (x) unaudited consolidated balance sheets and related statements of income and cash flows of the Company and the Company Subsidiaries on a consolidated basis for each fiscal quarter of each fiscal year ending or ended after April 30, 2017 and completed at least 45 days prior to the Closing Date, and (y) information regarding the Company and the Company Subsidiaries necessary for inclusion in customary bank books and customary syndication documents and materials, including customary confidential information memoranda, lender presentations, rating agency materials and presentations, and similar customary documents and materials required in connection with the Debt Financing, including the marketing and syndication thereof (which, for the avoidance of doubt, will not include (or be deemed to require the Company to prepare) any (1) pro forma financial statements or adjustments (including regarding any synergies, cost savings, ownership or other post-Closing adjustments) or projections (provided that the Company will reasonably cooperate and assist Parent in its preparation of such materials), (2) description of all or any portion of the Financing, including any “description of notes,” or other information customarily provided by the Debt Financing Sources or its counsel, (3) risk factors relating to all or any component of the Debt Financing, (4) separate financial statements in respect of the Company Subsidiaries, or (5) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any compensation discussion and analysis required by Item 402 of Regulation S-K, any information required by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, program interfaces, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and

Exhibit A – 11

collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person, (b) the present fair saleable value of the property of such Person will be greater than the amount that will be required to pay the probable liability of such Person on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (d) such Person and its Subsidiaries, taken as a whole, will be able to pay their liabilities, including contingent and other liabilities, as they mature.

“Source Code” means computer Software and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Stock Plans” means, collectively, the 2005 Plan, 2012 Plan, the Company ESPP and any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of the Company Subsidiaries or any predecessor thereof or any other contract or agreement entered into by the Company or any of the Company Subsidiaries.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party (a) that, if consummated, would result in a Person acquiring, directly or indirectly, more than 50% of the outstanding shares of the Company Common Stock or Equity Interests or the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, and (b) in any case, which the Company Board determines in good faith: (i) to be reasonably likely to be consummated if accepted on the terms proposed; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger after consultation with its financial and outside legal advisors and taking into account at the time of determination all circumstances determined by the Company Board in good faith to be relevant, including the various legal, financial and regulatory aspects of the Acquisition Proposal, all the terms and conditions of such Acquisition Proposal and this Agreement, any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal, and the anticipated timing, conditions and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal.

Exhibit A – 12

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information (including any schedules or attachments thereto) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Trade Secrets” means any and all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all trade secrets, proprietary information, know-how and technology, confidential or proprietary information and all documentation therefor.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Unvested Company Option” means a Company Option (or portion thereof) that is unvested as of immediately prior to the Effective Time.

“Unvested Company RSU” means a Company RSU (or portion thereof) that is unvested as of immediately prior to the Effective Time.

“Vested Company Option” means a Company Option (or portion thereof) that is vested as of immediately prior to the Effective Time.

“Vested Company RSU” means a Company RSU (or portion thereof) that is vested as of immediately prior to the Effective Time.

Exhibit A – 13

Execution Version

Exhibit B

FORM OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

BAZAARVOICE, INC.

Bazaarvoice, Inc. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the “DGCL”), originally incorporated on May 25, 2005, does hereby certify as follows:

By unanimous written consent of the Board of Directors of the Corporation a resolution was duly adopted, pursuant to Section 242 and Section 245 of the DGCL, authorizing the amendment and restatement of the Restated Certificate of Incorporation of the Corporation (the “Restated Certificate of Incorporation”) and declaring said amendment and restatement to be advisable. The stockholders of the Corporation duly approved said proposed amendment and restatement in accordance with Section 242 and Section 245 of the DGCL.

The Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read in full as follows:

FIRST:    The name of the corporation is Bazaarvoice, Inc. (the “Corporation”).

SECOND:    The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD:    The nature of the business and the objects and purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:    The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) with a par value of $0.0001 per share.

FIFTH:    This Article Fifth is inserted for the exculpation of directors of the Corporation and indemnification of directors, officers and certain other individuals by the Corporation.

1.    A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of the State of Delaware. The foregoing shall not eliminate or limit any liability that may exist with respect to (a) a breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) liability under Section 174 of the DGCL or (d) a transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

2.    Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the General Corporation Law of the State of Delaware. The right to indemnification conferred in this Article Fifth shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the General Corporation Law of the State of Delaware. The right to indemnification conferred in this Article Fifth shall be a contract right.

3.    The Corporation may, by action of the Board of Directors of the Corporation, provide indemnification to such of the past, present, or future officers, employees and agents of the Corporation or any predecessor entity to such extent and to such effect as the Board of Directors of the Corporation shall determine to be appropriate and authorized by the General Corporation Law of the State of Delaware, including, without limitation: a) entering into indemnification and advancement agreements as authorized by DGCL 145(f); and b) executing any merger agreements by which the Corporation assumes any obligations of or relating to indemnification and advancement.

4.    The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the General Corporation Law of the State of Delaware.

5.    The rights and authority conferred in this Article Fifth shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

6.    None of the amendment or repeal of this Article Fifth, the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, or, to the fullest extent permitted by the DGCL, any modification of law, shall eliminate or reduce the effect of this Article Fifth in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

2

SIXTH:

1.     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Corporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

2.     In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the by-laws of the Corporation.

[The remainder of this page is intentionally left blank. Signature page follows.]

3

IN WITNESS WHEREOF, the undersigned, being an officer or authorized signatory of the Corporation, does make and file this Amended and Restated Certificate of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his hand this [    ] day of [                ], 2017.

By:
Name:
Title:

Execution Version

SCHEDULE 1.5

ELT MEMBER COMPANY EQUITY AWARDS

The provisions set forth in clauses (a) and (b) of this Schedule 1.51 shall apply with respect to all outstanding Company Equity Awards held by the following employees of the Company (each, an “ELT Member”) instead of the provisions of Section 1.5(a) and Section 1.5(b), respectively, of the Agreement:

Gary Allison,

Eugene Austin,

Kinloch Gill,

Michael Paulson,

Ryan Robinson,

Joseph Rohrlich,

Sara Spivey, and

Kelly Trammell.

(a)

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any ELT Member:

(i)	one hundred percent (100%) of each ELT Member’s Vested Company Options, to the extent not exercised prior to the Effective Time, shall be canceled, with each ELT Member becoming entitled to receive, at the Effective Time, in consideration of the cancellation of such Vested Company Option, a total amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6 of the Agreement), equal to the product of: (x) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Option, multiplied by (y) the number of shares of Company Common Stock underlying such Company Option (the “Company Option Merger Consideration”);

(ii)	each ELT Member’s Unvested Company Options that (x) are outstanding as of immediately prior to the Effective Time and (y) have an exercise price per share that is less than the Merger Consideration (the “Closing Options”), and to the extent not exercised prior to the Effective Time, each such Closing Option shall be canceled, with each ELT Member becoming entitled to receive, at the Effective Time, in consideration of the cancellation of such Closing Options a total amount (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6 of the Agreement) equal to the Company Option Merger Consideration with respect to such Closing Options (the “After-Tax Closing Option Merger Consideration”), which shall be paid to each ELT Member as follows:

(A)	an amount in cash equal to twenty percent (20%) of the After-Tax Closing Option Merger Consideration;

[1]	Capitalized terms used but not otherwise defined in this Schedule 1.5 shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger, dated as of November 26, 2017 (the “Agreement”), by and among BV Parent, LLC (“Parent”), BV Merger Sub, Inc. (“Merger Subsidiary”) and Bazaarvoice, Inc. (the “Company”).

(B)	a number of equity interests in MEP-BV Topco, LP (“Topco”) with a value on the Closing Date equal to forty percent (40%) of the After-Tax Closing Option Merger Consideration, which shall consist of one (1) Class A Preferred Unit of Topco and one (1) Class B Preferred Unit of Topco for each whole dollar of such percentage of the Company Option Merger Consideration; and

(C)	a number of equity interests in Topco with a value on the Closing Date equal to the remainder of the After-Tax Closing Option Merger Consideration (after the application of clauses (A) and (B) of this clause (a)(ii)), which shall consist of one (1) Class B Preferred Unit of Topco for each whole dollar of such portion of the After-Tax Closing Option Merger Consideration, which Class B Preferred Unit of Topco shall be intended to qualify as a profits interest that shall vest over a period of five (5) years from the Effective Date, with twenty percent (20%) of such Class B Preferred Unit vesting on the one (1)-year anniversary of the Effective Date, and the remainder of such Class B Preferred Unit vesting on an equal monthly basis in substantially equal installments over the following four (4) years subject to continued service with Parent and/or its Subsidiaries;

provided, however, that, if the exercise price per share of any Company Option held by an ELT Member is equal to or greater than the Merger Consideration, such Company Options that are outstanding as of immediately prior to the Effective Time shall be canceled and terminated without consideration. Parent shall also pay to each ELT Member an amount in cash equal to the income Tax payable with respect to the equity interests issuable to the ELT Member pursuant to clause (ii)(B) above.

(b)

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any ELT Member:

(i)	each ELT Member’s Unvested Company RSUs which are outstanding as of immediately prior to the Effective Time (the “Closing RSUs”) shall be canceled, with each ELT Member becoming entitled to receive, at the Effective Time, in consideration of the cancellation of such Closing RSUs a total amount (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.6 of the Agreement) equal to the product of (x) the Merger Consideration, multiplied by (y) the number of shares of Company Common Stock subject to such Closing RSUs (the “After-Tax Closing RSU Merger Consideration”), which shall be paid to each ELT Member as follows:

(A)	an amount in cash, equal to twenty percent (20%) of the After-Tax Closing RSU Merger Consideration;

2

(B)	a number of equity interests in Topco with a value on the Closing Date equal to forty percent (40%) of the After-Tax Closing RSU Merger Consideration, which shall consist of one (1) Class A Preferred Unit of Topco and one (1) Class B Preferred Unit of Topco for each whole dollar of such percentage of the After-Tax Closing RSU Merger Consideration; and

(C)	a number of equity interests in Topco with a value on the Closing Date equal to the remainder of the Closing RSU Option Merger Consideration (after the application of clauses (A) and (B) of this clause (b)(i)), which shall consist of one (1) Class B Preferred Unit of Topco for each whole dollar of such portion of the After-Tax Closing RSU Merger Consideration, which Class B Preferred Unit of Topco shall be intended to qualify as a profits interest that shall vest over a period of five (5) years from the Effective Date, with twenty percent (20%) of such Class B Preferred Unit vesting on the one (1)-year anniversary of the Effective Date, and the remainder of such Class B Preferred Unit vesting on an equal monthly basis in substantially equal installments over the following four (4) years subject to continued service with Parent and/or its Subsidiaries.

For purposes of this clause (b), the determination of the number of shares of Company Common Stock underlying a performance-based Unvested Company RSU immediately prior to the Effective Time shall, in accordance with the terms of the applicable award agreement, be based upon the deemed achievement of all applicable performance goals at one hundred percent (100%) of target levels. Parent shall also pay to each ELT Member an amount in cash equal to the income Tax payable with respect to the equity interests issuable to the ELT Member pursuant to clause (i)(B) above.

3